FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Management Proposal and Participation Manual for the Annual General Meeting to be held on April 26th, 2023.

São Paulo, March 27th, 2023.

TABLE OF CONTENTS

1. INTRODUCTION	2
2. Shareholder participation	3
2.1. Participation In The Meeting Via Electronic System	3
2.2. Participation Via Remote Voting Ballot	5
2.3. Installation Of The Fiscal Council	6
3. MANAGEMENT PROPOSAL	7
I. Financial Statements	7
II. Proposed Global Compensation of Management and the Fiscal Council Members	7
4. corporate approvals	7
Annex I	8
Annex II

1.               INTRODUCTION

Dear Shareholders,

The management of Companhia Brasileira de Distribuição (“Company” or “CBD”) hereby presents information about the matters to be resolved by proposal of the Management at the Company’s Extraordinary General Meeting (“Meeting”) to be held exclusively digitally, including for voting purposes, on April 26th, 2023, at 3:00 p.m., pursuant to the Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), as well as the explanations required for the participation of Shareholders.

The Company has prepared this Management Proposal and Participation Manual to the Meeting (“Proposal”) in compliance with good corporate governance and transparency practices, aiming to guide and clarify all its Shareholders about the matters that will be resolved, being its Investor Relations Office at disposal to clarify any additional questions.

At the Meeting, the following matters on the agenda will be resolved:

I.	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management Report and Financial Statements for the fiscal year ended December 31, 2022; and

II.	Determination of the annual global compensation of the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation.

The Management’s proposals on the items for the Meeting, as well as information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo, March 27th, 2023.

The Management

Companhia Brasileira de Distribuição

2

2.	SHAREHOLDERS’ PARTICIPATION

As per the guidelines below, the Company will admit the participation of Shareholders by: (i) voting via electronic system during the Meeting; or (ii) sending a Remote Voting Ballot, which is available on the Company’s Investor Relations website (www. gpari.com.br) and on the websites of the CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), and may be sent through their respective custodian agents (if they provide this type of service), of Itaú Corretora de Valores S.A., which is the Company’s bookkeeping agent (“Bookkeeping Agent”) or directly to the Company by email, as indicated below (“Remote Voting Ballot”).

The Shareholder who participates in the Meeting through the digital platform will be deemed present and signing the minutes and the Shareholders’ attendance book.

2.1.	Participation in the Meeting via electronic system

The Meeting will be held exclusively digitally. Shareholders or proxies/representatives who wish to participate in the Meeting through the digital platform must access the website https://tenmeetings.com.br/assembleia/portal_/#/?id=4E01EC0872DE, complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting, as indicated below, at least two (2) days prior to the date designated for the holding of the Meeting, that is, until April 24th, 2023.

The Proxy/representative must register with its data in the electronic address indicated above. After registering itself, he/she must, through the same link, indicate each Shareholder he/she will represent and attach all the documents indicated below. The proxy will receive an individual email regarding the qualification status of each registered Shareholder and will provide, if necessary, the complementation of the documents. The proxy that may represent more than one Shareholder will only be able to vote at the Meeting for the Shareholders whose qualification has been confirmed by the Company.

The following documents must be submitted by the Shareholders and/or their proxies/representatives, as the case may be, through the digital platform at the electronic address indicated above:

(a)	updated statement containing the respective shareholding, issued by the custodian agency;

(b)	For individuals: identity document with a photo of the Shareholder;

(c)	For legal entities: (i) Consolidated by-laws or articles of association of the Company, as the case may be, and the corporate documents that prove the legal representation of the Shareholder; and (ii) identity document with a photo of the proxy/legal representative;

(d)	For investment funds: (i) consolidated by-laws of the fund; (ii) by-laws or articles of association of its administrator or manager, as the case may be, with due regard for the fund’s voting policy and corporate documents that evidence the powers of representation; and (iii) identity document with a photo of the attorney/legal representative; and

3

(e)	if any of the Shareholders indicated in items (b) to (d) above is represented by proxy, in addition to the respective documents indicated above, the Shareholder must submit (i) a power of attorney with specific powers for representation at the Meeting; (ii) identity documents of the attorney-in-fact present, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who signed the power of attorney that prove the powers of representation. For this Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, signed preferably with ICP-Brazil certification.

In order to ensure the participation of Shareholders, the Company will not require certified copies or notarization of documents issued and signed within Brazilian territory or the notarization, legalization/apostille and registration at the Office of Deeds and Documents in Brazil of those signed outside the country.

Furthermore, the Company will not require a sworn translation of documents that have been originally drawn up in Portuguese, French, English or Spanish languages, or that are accompanied by the respective translation into these languages, and it will be required in any other cases.

The following identity documents will be accepted, provided they have a valid photo RG, RNE, CNH, passport or officially recognized professional class cards.

Once the regularity of the proxy documents submitted under the terms above has been verified, after the qualification has been confirmed by the Company, the information and instructions for accessing the digital platform will be sent by email to each Shareholder (or their respective proxy/representative, as the case may be) who has duly registered, including, but not limited to, the login and individual access password, which will authorize only a single access to the Meeting. The proxy representing more than one Shareholder can only vote in the Meeting for the Shareholders that have been duly authorized by the Company.

Such information and guidance will be sent exclusively to the email address informed in the registration.

If the Shareholder (or the respective proxy/representative, as the case may be) has not received the aforementioned instructions, he/she must contact the Company via email at societario@multivarejogpa.com.br, with a copy to gpa.ri@gpabr.com, and no later than two (2) hours before the Meeting's starting time, so that the instructions may be forwarded to him/her.

If it is necessary to complement the documents and/or provide additional clarifications in relation to the documents sent for registration purposes, the Company will contact the Shareholder (or his/her respective proxy/representative, as the case may be) to request such document complementation and/or additional clarifications in sufficient time to enable the information and guidelines for accessing the digital platform to be sent within the period referred to above.

4

Accredited Shareholders or proxies/representatives, as the case may be, undertake: (i) to use the individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, Shareholder or not, and the invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, Shareholder or not, the content or any information transmitted by virtual means during the holding of the Meeting.

Access to the electronic system of the Meeting will be restricted to Shareholders (or its respective proxy/representative, as the case may be) who register by April 24th, 2023 and log on to the digital platform until the opening of the works. On the date of the Meeting, the link to access the digital platform will be available as of thirty (30) minutes prior to the time of the beginning of the Meeting, and the registration of the presence of the Shareholder via the electronic system will only occur by accessing the link, in accordance with the instructions indicated herein.

The Company recommends that Shareholders test and familiarize themselves with the digital platform beforehand, and access it at least thirty (30) minutes before the beginning of the Meeting in order to avoid possible operational problems with its use on the day of the Meeting.

The Company will not be responsible for connection problems of Shareholders or their proxies/representatives, as the case may be, or any other situation that is not under its control. Shareholders who do not receive the link for participation or have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department at gpa.ri@gpabr.com and societario@multivarejogpa.com.

2.2.	Participation via Remote Voting Ballot

The Shareholders interested in exercising their voting rights by means of the Remote Voting Ballot, pursuant to CVM Resolution 81, should (a) fill out the Remote Voting Ballot, according to the filling out guidelines contained therein; and (b) send it (i) directly to the Company by email; or (ii) to the Bookkeeping Agent; or (iii) to their respective custodian agents (if they provide this type of service).

In all cases, for the Remote Voting Ballot to be effective, April 19th, 2023 (i.e., seven (7) days before the date of the Meeting) shall be the last day for its receipt by one of the above means, and not the last day for its mailing. If the Remote Voting Ballot is received after April 19th, 2023, the votes will not be counted.

The instructions for the remittance of the Distance Voting Ballot are the following:

5

I.       Sending the Remote Voting Ballot directly to the Company: The Shareholder shall send by email, with acknowledgment of receipt to the Corporate Legal Department (societario@multivarejogpa.com), the Remote Voting Ballot (completed, initialed and signed, without the need for notarization, according to the filling guidelines contained therein) accompanied by the copy of the documents listed in item 2.1 above. For this Meeting, the Company will accept the Remote Voting Ballot signed electronically, preferably with ICP-Brazil certification; or

II.       Sending the Remote Voting Ballot to the Company’s Custodian Agent or Bookkeeping Agent: The Shareholders holding stocks issued by the Company deposited in a central depository may transmit the voting instructions for completing the Remote Voting Ballot by means of their respective custodian agents, if they provide this type of service. The Shareholders whose stocks are not deposited with a central depository may transmit their voting instructions to the Company’s Bookkeeping Agent, through the channels provided by it. The delivery of the Remote Voting Ballot will be subject to the rules, guidelines and deadlines set by each Custodian Agent or the Bookkeeping Agent, as the case may be. To this end, the Shareholder should contact them and check the procedures, documents and information they establish for issuing voting instructions through the Remote Voting Ballot.

The Remote Voting Ballot is available on the websites of the Company (www.gpari.com.br), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

2.3.	Installation Of The Fiscal Council

It is important to highlight that the installation of the Fiscal Council, which will be included in the Distance Voting Bulletin for the Annual General Meeting, does not compose this Proposal, having been inserted in the Distance Voting Bulletin by regulatory requirement.

In this sense, the Management clarifies that, pursuant to its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors – being composed of independent members of the Board itself and external – and that complies with (i) the mandatory requirements provided for in CVM Resolution No. 23, of February 25th, 2021, as amended; (ii) the mandatory requirements provided for in the Regulation of the B3 Novo Mercado corporate governance listing segment; and (iii) the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level III ADRs listed on the New York Stock Exchange- NYSE (ADR level III), in the United States of America, since May 29, 1997.

The Statutory Audit Committee has the legal duties of the Supervisory Board, including those required by the Sarbanes-Oxley Act, in line with the requirements relating to companies listed on the NYSE.

6

3.	MANAGEMENT PROPOSAL

The Company’s Management submits to the Meeting the proposals described below.

I.                Financial Statements

Management proposes that should be approved the accounts of the administrators, the Management Report, the Financial Statements and the Opinion of the Independent Auditors for the fiscal year ended December 31, 2022, which obtained the favorable opinion of the Company's Fiscal Council and Audit Committee, as published in full on February 27, 2023 on the Company's Investor Relations page and on the CVM and B3 websites and published in summary from in the newspapers "Folha de São Paulo" on March 23rd, 2023, pursuant to Article 289 of Brazilian Law No. 6,404, of December 15th, 1976, as amended (“Brazilian Corporate Law”).

In compliance with Article 10, item III of CVM Resolution 81, the information of item 2 of the Reference Form is presented in Annex I of this Proposal, which reflects the management's comments on the Company's financial situation.

As evidenced in the financial statements of the Company referring to the fiscal year ended on December 31st, 2022, the Company registered an accounting loss of R$ 171,767,502.72.

Therefore, there shall not be any destination of the accounting result of such fiscal year, reason why it is not presented herein the information evidenced in article 10, sole paragraph, comma II, of CVM Resolution 81.

II.	Proposed Global Compensation Of Management and The Fiscal Council Members

The Company's management proposes the overall remuneration of the directors and the Fiscal Council, if the shareholders require its installation, for the fiscal year 2023, in the total amount of R$ 58,293,072.40 (fifty eight million, two hundred and ninety three thousand, seventy two reais and forty cents). Such value shall be distributed between the Board of Officers, Board of Directors and Fiscal Council, in case the shareholders require its installation, according to the criteria to the defined by the Company and the applicable legislation. Such value comprises the expenses arising from the agreements celebrated with the members of the Company’s Board of Directors and Board of Officers in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

In addition, pursuant to article 13, subparagraph II of CVM Resolution 81, the Company submits in Annex II to the present Management Proposal the information set forth by section 8 of the Reference Form.

4.               Corporate Approvals

This proposal was approved by the Company's Board of Directors at meeting held on March 27, 2023, according to the minutes that are available at the Company's head office and on the Company's website (www.gpari.com.br), Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

7

Annex I

To the Management Proposal and Participation Manual for the Annual General Meeting to be held on April 26th, 2023.

Section 2 of the Company’s Reference Form

2.1.       Executive officers must comment:

Introduction

The following must be read in conjunction with our individual and consolidated financial statements for the fiscal year ended December 31, 2022, issued on February 27, 2023, including the Notes thereto, as well as other financial information included in this document.

a. general financial and equity conditions

Since 2021, the Company has been strengthening its position as a multibusiness, multiformat and multiregional company, as a result of the strategic management of its portfolio, the positioning and adequacy of the value proposition of its flags and the offer of products and services in line with the needs of its customers, which the Company has maintained over 2022.

Additionally, as of 4Q22, as a result of the segregation process of the businesses of the Company and Almacenes Éxito S.A. (“Éxito”), as disclosed in the material facts on August 10, 2022, September 5, 2022, December 30, 2022, January 9, 2023 and February 14, 2023, the activities of Éxito started to be treated as discontinued activities, as the Company had been doing since 1Q22 with the Extra Hiper business line.

Accordingly, net sales, as well as the other line items of the result, were retrospectively adjusted, in accordance with IFRS 5/CPC 31, approved by CVM Resolution No. 598/09 – Noncurrent assets held for sale and discontinued operations. Unless otherwise indicated, the comments in this section 2 refer to the results of continuing operations.

In 2022, the Company terminated de operation of 68 Extras hypermarkets and 69 drugstores. In the same period, the Company speeded up its expansion project with the opening of 72 stores in Brazil, totaling 735 stores in operation in Brazil as of December 31, 2022. The Company continued to make progress and reinforced its digital ecosystem through the expansion of delivery models and marketplace platform and the strengthening of its Stix Fidelidade coalition program, that reached millions of users in 2022. The retailers Sodimac and Polishop also joined Stix Fidelidade program in 2022, contributing to elevate its presence in more than four thousand sales points throughout the country. In fiscal year 2022, revenue from food e-commerce reached R$1.6 billion, representing a 15% increase compared to 2021.

8

The Company’s gross revenue in Brazil increased by 6.5% compared to the previous year, closing 2022 at R$18.5 billion. The Company also recorded an adjusted EBITDA of R$2.9 billion vs. R$3.3 billion in 2021 (excluding exceptional elements in the period).

For more information, see item 2.1.h.

b. capital structure

CONSOLIDATED
(R$ million)	12.31.2022	VA	12.31.2021	VA

Liabilities (Current and Noncurrent)	30,106	68.7%	33,063	66.9%
Total Shareholders’ Equity	13,733	31.3%	16,380	33.1%
Total Liabilities and Shareholders’ Equity	43,839	100.0%	49,443	100.0%

The table above sets forth the composition of GPA’s capital structure for the periods indicated, including the percentage of own capital, calculated as total consolidated shareholders’ equity divided by total liabilities (current and noncurrent) and shareholders’ equity, and the percentage of third-party capital, calculated as current and noncurrent liabilities divided by total liabilities (current and noncurrent) and shareholders’ equity.

9

Indebtedness

The Company closed 2022 with a leverage ratio of 2.3x net debt/adjusted EBITDA. Net debt adjusted by the balance of non-prepaid receivables totaled R$2.0 billion as of December 2022.

Cash was R$3.8 billion and the balance of non-prepaid receivables was R$84 million, totaling R$3.8 billion in cash and cash equivalents.

Gross debt decreased by R$3.2 billion, estimating the Company that approximately R$ 1.3 billion is a result of the deconsolidation of Éxito Group, totaling R$5.9 billion in the period. Of this total, approximately R$2.7 billion refer to the issuance of debentures and promissory notes, at an average rate of CDI + 1.71% p.a. and maturing by 2028.

c. payment capacity in relation to assumed financial commitments

The Board of Executive Officers believes that cash flow, as well as currently available funds, provide the Company with full payment capacity to meet all its short- and long-term financial obligations, according to the Company’s financial statements duly audited and presented regularly to CVM.

d. sources of funds used for working capital and investments in noncurrent assets

In 2022, funding occurred through: (A) financial agreements representing: (i) financings obtained in Brazilian currency, with the obligation to pay principal and interest rate indexed to the DI rate; (ii) financings obtained in foreign currency, which are immediately “exchanged” in full for payment obligations in Brazilian currency at an interest rate indexed to the DI rate, through swap transactions; (B) funding in the capital markets upon issuances of debentures and promissory notes; (C) generation of cash from its operations; and (D) prepayment of receivables.

10

In 2022, the Company did not face difficulties to obtain financing or refinance existing debt.

e. sources of funds for working capital and investments in noncurrent assets intended to cover liquidity deficiencies

The management of the Company believes that the sources of funds used in the fiscal year ended December 31, 2022 are adequate and will continue to be used by GPA as sources of funds, if required.

Accordingly, for purposes of financing for working capital and investments in noncurrent assets, the Company intends to resort to the following sources of funds: (A) financial agreements, including: (i) financings in Brazilian currency, with the obligation to pay principal and interest rate indexed to the DI rate; (ii) financings in foreign currency, which may be partially or fully exchanged for payment obligations in Brazilian currency, at an interest rate indexed to the DI rate, through swap transactions; (B) funding in the capital markets upon issuances of debentures and promissory notes; (C) generation of cash from its operations; and (D) prepayment of receivables.

f. levels of indebtedness and characteristics of these debts, also describing:

i. material loan and financing agreements

The tables below set forth (in millions of reais, unless otherwise indicated) the consolidated indebtedness of the Company with financial institutions and funding obtained in the capital markets as of December 31, 2022; noting that debt comprises: (i) loans and financings and (ii) debentures and promissory notes.

Loan and financing agreements

	Consolidated
	Average rate	12.31.2022	12.31.2021

Debentures
Debentures and Agribusiness receivables certificates	CDI + 1.71% p.a.	2,679	4,613
		2,679	4,613

Borrowings and financing
In domestic currency
Working capital	CDI + 1.87% p.a.	2,721	2,737
Working capital	TR + 9.80%	9	11
Swap agreements	CDI -0.12% p.a.	-	(1)
Funding costs		(7)	(11)
		2,723	2,736

In foreign currency
Working capital	USD + 2.12% p.a.	403	448
Working capital – Colombian pesos	IBR 1M + 1.45%	-	276
Working capital – Colombian pesos	IBR 3M + 1.6%	-	959
Letter of Credit – Uruguayan pesos		-	12
Swap agreements	CDI + 1.70% p.a.	58	7
		461	1,702
Total debt		5,863	9,051

11

Maturity schedule of loans and financings, including derivatives in noncurrent assets and liabilities:

Year	Consolidated
	2022	2021
1 to 2 years	1,371	2,724
2 to 3 years	1,749	1,689
3 to 4 years	1,250	1,334
4 to 5 years	260	1,252
After 5 years	260	599
Subtotal	4,890	7,598

Funding costs	(28)	(17)
Total	4,862	7,581

Working capital funding, swap transactions and consumer financing through intervenience

Working capital funding: Debentures and Promissory Notes

The Company is required to maintain financial ratios in connection with the issuances of debentures and promissory notes. These ratios are calculated based on the consolidated financial statements of the Company, prepared in accordance with the generally accepted accounting practices adopted in Brazil, at the relevant issuer company, as follows: (i) net debt (debt less cash and cash equivalents and trade receivables) not exceeding shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio equal to or lower than 3.25. As of December 31, 2022, the Company was in compliance with these ratios.

12

Swap transactions

In regard to transactions in foreign currency, GPA enters into swap transactions to exchange obligations incurred in U.S. dollars or another foreign currency and fixed interest rates for obligations denominated in Real and indexed to CDI interest rates (floating rate). In 2022, the annual weighted average of the CDI interest rate was 12.39%.

Lease liabilities

The Company adopts CPC 06 R2 “Leases.”

When entering into agreements, the Company assesses whether the agreement is, or contains, a lease. If so, the Company records a right-of-use asset and a lease liability.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the agreements substantially vary between 5 and 25 years.

The Company assesses its lease agreements to identify right-of-use assets, enjoying the exemptions set forth in agreements with a term below 12 months and assets with an individual value below US$5,000 (five thousand dollars).

Agreements are then recorded, at the beginning of the lease, as Lease Liabilities against a Right-of-Use Asset, both discounted at present value from minimum lease payments, using the implicit interest rate of the agreement, if this can be used, or the incremental interest rate considering the loans obtained by the Company.

The term of the lease used in the measurement corresponds to the term in which the lessee is reasonably certain that it will exercise the option to extend the lease or will not exercise the option to terminate the lease. Subsequently, payments made are segregated among financial charges and reduced in lease liabilities to obtain a constant interest rate in the balance of liabilities. Financial charges are recognized as financial expense in the period.

The right-of-use assets under the lease agreements are amortized over the lease period. Capitalizations regarding betterments, improvements, and renovations made at stores are amortized over their estimated useful life or the period of expected use of the asset, subject to evidence that the lease agreement will not be extended.

13

Variable lease payments are recognized as expenses in the fiscal years in which they are incurred.

The following table sets forth the total amounts recorded in connection with lease agreements:

	Consolidated
	12.31.2022	12.31.2021
Financial lease liability – minimum lease payments:
Up to 1 year	490	895
1 to 5 years	1,766	2,807
More than 5 years	1,781	2,416
Present value of financial lease agreements	4,037	6,118
Future financing charges	3,038	2,983
Gross value of financial lease agreements	7,075	9,101

ii. other long-term relationships with financial institutions

Currently, the Company does not maintain any material long-term relationships with financial institutions regarding the fiscal year ended December 31, 2022 other than those described in item 2.1 (f) of this Reference Form (Formulário de Referência).

iii. level of subordination among debts

The level of subordination among the debts of the Company is determined in accordance with applicable law, considering that, as of December 31, 2022, local or international loans, financings and securities of the Company comprised secured and unsecured debts, with no contractual subordination clause. Accordingly, in the event of a bankruptcy proceeding, subordination among the obligations recorded in the financial statements of the Company will occur as follows, pursuant to Law No. 11,101, dated February 9, 2005, as amended ("Law 11,101"): (i) labor claims; (ii) secured claims up to the limit of the collateral (if any); (iii) tax claims; (iv) unsecured claims; (v) fines and pecuniary penalties; (vi) subordinated claims (if any); and (vii) overdue interest after the adjudication of bankruptcy.

iv. any restrictions imposed on the issuer, especially in regard to limits on indebtedness and incurrence of new debt, distribution of dividends, sale of assets, issuance of new securities and sale of control, as well as if the issuer is in compliance with these restrictions

The instruments of issuances of debentures and promissory notes provide for restrictive clauses that, among others, establish indebtedness ratios and limits (financial covenants), limitation on the sale of assets and corporate restructuring transactions (sale, spin-off, consolidation, merger or transfer of control). Certain loan agreements and financing instruments of the Company and its subsidiaries, as applicable, also provide for restrictive clauses that limit the above-mentioned events, including:

14

●	loan and financing agreements in domestic and foreign currency;
●	agreement for Adhesion to the Protection System against Financial Risks – Derivatives (swap, term and option transactions).

Under the issuance of debentures and promissory notes carried out by the Company and in part of the loan operations in foreign currency hired by the Company, the latter has the obligation to maintain certain financial indexes. These indexes are calculated on a quarterly basis, based on the Company's consolidated interim financial information prepared in accordance with the accounting practices adopted in Brazil, being: (i) net debt (debt less cash and receivable accounts) not exceeding shareholders' equity; and (ii) consolidated net debt/EBITDA index, inferior or equal to 3.25. As of December 31, 2022, GPA was in compliance with these indexes.

The Company has cross default clauses in the issuance of debentures and promissory notes and in loan agreements hired with the following financial institutions: Itaú BBA, Bradesco, BTG Pactual, Scotia Bank, Safra and Santander.

The Company has been in compliance with all its restrictive clauses and, in the last fiscal year, no event that could result in the acceleration of its debts occurred.

g. limits on contracted financings and percentages already used

Financings and loans contracted and percentages used in the last fiscal year (2022)

Agreements	Subject matter	Total amount (R$ mllion)	Investment Plan	Execution Date	Disbursement in 2022	Collaterals
Bank Loans	Extension of the indebtness	500	Working capital	12/28/2022	500	Not applicable

In the fiscal year ended December 31, 2022, the Company disbursed R$500 million in working capital funding transactions, used in bank loans.

15

h. significant changes in items of the statements of operations and cash flows

Fiscal year ended December 31, 2022

Net Operating Revenue

GPA’s net operating revenue totaled R$17.3 billion in 2022, representing a 6.3% increase compared to 2021, being both these years adjusted by IFRS-5 with the discontinuity of Éxito’s and hypermarket operations. These revenues derive from the supermarket operations of GPA Brasil and its complementary businesses (James Delivery, Stix Fidelidade and Cheftime).

The observed growth of GPA is the result of the following banners’ performance: (i) Pão de Açúcar, representing 44% of the total, with an increase of 7.8%; (ii) Mercado Extra and Compre Bem, representing 33% of the total, with an increase of 8.1%; and (iii) Proximity, representing 14% of the total, with an increase of 18.9%. These performances are a result of the (i) organic expansion, with the opening of 72 stores in 2022, 44 of which were proximity stores; and (ii) growth in same-store sales. The other businesses of the Company, which represent approximately 10% of the total, decreased by 15.7%, mainly due to the lower flow of customers at gas stations (79% of other businesses), with the refurbishment of hypermarket stores after its assignment to Assaí Atacadista.

Gross Profit

In 2022, gross profit totaled R$4.3 billion, reducing in 1.3% compared to the previous year. Gross margin reached 23.2%, a decrease of 1.8 p.p. compared to 2021. The gross result was impacted by the high two digit inflation of the period, reflecting in the overall costs of: goods, labor and transportation of the stores, not being the whole inflation rate reflected in the sales price of the goods.

16

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$3.3 billion in 2022, significantly close to 2021 levels. As a percentage of net operating revenue, expenses presented dilution, from 20.1% in 2021 to 19.0% in 2022. Such efficiency captured in the period is the result of a project to reduce the costs of the headquarter and stores of the Company.

Other Operating Expenses, Net

Other Operating Income and Expenses reached R$435 million in 2022, compared to R$169 million in 2021. The increase in other expenses is related to R$284 million of exceptional expenses incurred in 4Q22, of which: (i) R$ 132 million are related to the reassessment of possible ICMS contingencies. In October 2022, the Brazilian Superior Court did not receive an appeal discussing the right to receive ICMS credit on electricity from essential and productive operations. After this decision, the Company reassessed the cases in which the same topic is being discussed; (ii) R$99 million referring to the complement of provisions for labor claims, due to the increase of the overall provision considering the value of the most recent condemnations. Additionally, we emphasize that, despite the complementation of the balance, a downward trend in new labor claims has been observed since 3Q22; and (iii) R$53 million referring to expenses with the restructuring and resizing project of the headquarters and stores.

Depreciation and Amortization

In 2022, depreciation and amortization totaled R$931 million versus R$ 810 million in 2021, an increase of 14.9%.

Financial Income (Expenses), Net

In 2022, financial income (expenses), net totaled an expense of R$750 million in comparison to R$ 622 million expenses in 2021. As regards the net revenue, 2022 results represented -4.3% vs. -3.8% in 2021. This increase is consequence of the higher cost of the Company’s indebtedness due to the increase in the CDI rate of the period.

17

Net Income (Loss)

Consolidated net loss attributed to the controlling shareholders of GPA totaled R$172million in 2022, in comparison to a net income of R$ 802 million in 2021. The reduction of the net income is mainly explained by the pressure in the gross margin and increase of other operational expenses, as detailed above.

Net Cash

(in million of R$)	Consolidado
	2022	2021
Caixa líquido gerado (aplicado) pelas atividades operacionais	(216)	2.728
Caixa líquido gerado (aplicado) nas atividades de investimentos	2.834	(77)
Caixa líquido (aplicado) nas atividades de financiamentos	(4.703)	(2.743)
Aumento (diminuição) líquido no caixa e equivalentes de caixa	(2.085)	(92)
Variação cambial sobre caixa e equivalentes de caixa	(568)	(345)
Caixa e equivalentes de caixa no início do exercício	8.274	8.711
Caixa e equivalentes de caixa no fim do exercício	5.621	8.274

Year ended on December 31, 2022

Net cash applied by the operational activities

The net cash used by the Company in its operating activities during the fiscal year ended on December 31, 2022 was of R$216. This variation was mainly due to: (i) the non-cash effect of interest incurred and charges for monetary variations in the amount of R$1,696; (ii) the non-cash effect of depreciation and amortization in the amount of R$1,902; (iii) the non-cash effect of provisions for legal claims in the amount of R$1,523; (iv) partially offset by the gain on the sale of property, plant and equipment in the amount of R$2,569.

Net cash generated by investing activities

The net cash generated by the Company's investment activities in the fiscal year ended on December 31, 2022 was of R$2,834. This variation was mainly due to: (i) the sale of Extra Hiper stores and other properties, in the amount of R$4,560. The effect of such sales was partially offset by the investment in store openings, maintenance and acquisition of investment properties, in the amount of R$1,726.

Net cash used by financing activities

The net cash used in the Company's financing activities, in the fiscal year ended on December 31, 2022, was of R$4,703. The Company received R$1,545 million in loans and financing. Funding was mainly offset by: (i) payments on loans and financing in the amount of R$3,824; (ii) payment of leases and interests in the amount of R$1378; (iii) payment of interest on loans in the amount of R$755; (iv) payment of dividends in the amount of R$265.

18

Year ended on December 31, 2021

Net cash generated by the operating activities

The net cash generated from the Company's operating activities in the fiscal year ended December 31, 2021, was R$192, compared to a net income of R$960. This variation was mainly due to: (i) the non-cash effect of interest incurred and charges for monetary variations in the amount of R$1,316; (ii) the non-cash effect of depreciation and amortization in the amount of R$2,117; (iii) the decrease in inventories in the amount of R$989; (iv) partially offset by the non-cash effect of the cancelation of leasing contracts in the amount of R$1,022.

Net cash used by investing activities

The net cash used in the Company's investment activities in the fiscal year ended on December 31, 2021 was R$77. The cash was mainly invested in the opening and maintenance of stores, resulting in the amount of R$1,391. This effect was partially offset by the sale of part of the Extra Hiper stores and other assets, in the amount of R$1,315.

Net cash used by financing activities

The net cash used in the Company's financing activities in the fiscal year ended December 31, 2021, was R$2,743. The Company received R$4,860 million in loans and financing. Funding was mainly offset by: (i) payments on loans and financing in the amount of R$4,833; (ii) payment of leases and interest in the amount of R$1,523; (iii) payment of interest on loans in the amount of R$482; (iv) payment of dividends in the amount of R$780.

19

2.2. Executive officers must comment:

a. results of operations of the issuer, especially:

i. a description of any important components of revenue

The Company’s consolidated revenue derives from the operations of GPA, comprising GPA Brasil and other businesses. The following table sets forth net operating revenue for the fiscal year ended December 31, 2022:

Net Operating Revenue
(R$ million)	2022	2021
Consolidated	17,321	16,298
Multiretail	17,250	16,228
Pão de Açúcar	7,629	7,079
Extra/ Compre Bem (1)	5,339	4,580
Proximity (2)	2,476	2,082
Gas stations/ Drugstores/ Delivery	1,806	2,487
Other Businesses (3)	71	70
(1)	Includes sales of Extra Supermercado, Mercado Extra and Compre Bem.
(2)	Includes sales of Mini Extra and Minuto Pão de Açúcar.
(3)	Includes sales of James Delivery, Cheftime and Stix Fidelidade.

For more details about the variation in net operating revenue, see item 2.1 (h) of this Reference Form (Formulário de Referência).

ii. factors that materially affect the results of operations

For information about the factors that materially affect our results of operations, see item 2.1 (h) of this Reference Form (Formulário de Referência).

b. material variations in revenues attributable to the introduction of new products and services, changes in volumes and modifications in prices, exchange rates and inflation

For information about variations in revenues, see item 2.1 (h) of this Reference Form (Formulário de Referência).

c. material impacts of inflation, variation in prices of the main inputs and products, exchange rate and interest rate on the results of operations and financial income (expenses), net of the issuer

For information about the impact of deflation on net operating revenue, inflation on costs and interest rate on financial income (expenses), net, see item 2.1 (h) of this Reference Form (Formulário de Referência).

20

2.3. Executive officers must comment:

a. changes in accounting practices that resulted in significant effects on the information provided in items 2.1 and 2.2

There was no change in accounting practices in the fiscal year ended December 31, 2022.

b. modified opinions and emphasis included in the auditor’s report

There were not reservations in the report of our independent auditor regarding our financial statements for the fiscal year ended December 31, 2022.

21

2.4. Executive officers must comment on the material effects that the events below have caused, or are expected to cause, on the financial statements of the issuer and its results:

a. introduction or sale of operating segment

(i) Discontinuity of the business of Extra Hiper stores and sale of assets to Sendas

As part of its Retail segment, the Company operates different store formats, including, before the beginning of the transaction described below with Sendas Distribuidora S.A. (“Assaí”), 103 Extra Hiper stores, which operated in the hypermarket model. In line with the strategy of optimizing its platform of stores and allocating material resources to accelerate the growth of the most profitable flags, the management of the Company decided, in 2021, to discontinue the operation of stores under the Extra Hiper flag.

Accordingly, as included in the material facts published on October 14, 2021 and December 16, 2021, the Boards of Directors of the Company and of Sendas Distribuidora S.A. (“Assaí”) approved the execution of the agreement for the assignment of rights of operation of 66 points of sale between the Company and Sendas, located in a number of states and involving own real estate properties and real estate properties leased from third parties.

The transaction included: (i) the transfer of the goodwill of 66 stores to Sendas for R$3,928 billion; and (ii) the secured future sale of 17 real estate properties to a real estate fund and subsequent lease by Assaí, for R$1.2 billion.

Additionally, the Company contracted with banking institutions the assignment of receivables regarding the residual installments payable by Assaí. The total amount payable by Assaí to the Company for the acquisition of the goodwill of all 66 stores had been fully paid to the Company as of December 31, 2022.

Moreover, in addition to this transaction, of the 37 remaining Extra Hiper stores, the Company decided to convert 25 points of sale into stores under more profitable flags (Pão de Açúcar and Mercado Extra) and close or sell the remaining stores.

This transaction is detailed in note 1.1 to the annual financial statements of 2022, issued on February 27, 2023.

22

Although the sale of assets regarding Extra Hiper stores began in 2021, for purposes of discontinuity of operations from an accounting viewpoint, a substantial portion of the sale was completed in the first quarter of 2022, with the abandonment and delivery of 86% of all stores to Assaí.

Therefore, since the first quarter of 2022, net gains from the sale of assets and the result of the hypermarket business line are being presented as discontinued operation (Extra Hiper business line), and the comparative financial statements are being restated, in a single line item in the statements of operations, in accordance with IFRS5/CPC31.

In the fiscal year ended December 31, 2022, the Company recorded revenue of R$3.9 billion, in addition to the write-off of assets corresponding to R$1,035 and expenses of R$1,345 (of which, R$566 refer to the dismissal of employees, R$95 refer to the cancellation of agreements and R$684 refer to other expenses related to the transaction – costs related to the transaction, write-off of other line items of the balance sheets related to stores and demobilization), resulting in a net result for the transaction of R$1,564, recorded in Discontinued Operations (note 33 to the annual financial statements of 2022, issued on February 27, 2023).

(ii) Transaction of segregation and discontinuation of operations of Subsidiary Éxito in the Company.

On September 5, 2022, the Board of Directors of the Company was informed about the result of the preliminary studies for a potential segregation of the Company and Éxito. The Board of Directors authorized Management to conclude the studies about the transaction and assess the measures required to formalize it, including all measures to establish BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs of Éxito in Brazil and in the United States, respectively.

In accordance with the plan prepared by Management, the transaction occurs through GPA’s capital decrease to distribute approximately 83% of the shares issued by Éxito and currently held by GPA to its shareholders. Accordingly, after the distribution of shares, GPA continues to hold a minority interest of approximately 13% in the capital stock of Éxito.

On December 30, 2022, the Company applied for registration as a publicly-held company, category “A,” and for registration of the Brazilian Depository Receipts Level I (“BDR”) program with the CVM. The Company also applied for the listing of the BDRs with B3 S.A. – Brasil, Bolsa and Balcão.

23

The Company also obtained the required prior authorizations from key financial lenders in fiscal year 2022.

Management met the main requirements of the process of segregation of its subsidiary Éxito in 2022, and it is highly probable that the transaction will be completed in the second quarter of 2023. Therefore, in accordance with CPC 31/IFRS 5, subsidiary Éxito and its subsidiaries are presented in the annual financial statements of 2022, issued on February 27, 2023, as assets held for sale in the balance sheets and discontinued operations in the statements of operations.

On February 14, 2023, the extraordinary shareholders’ meeting approved the capital decrease of GPA in the amount of R$7,133, upon the delivery to GPA’s shareholders of 1,080,556,276 common shares issued by Éxito and held by GPA, at a ratio of four shares issued by Éxito for each share issued by GPA.

b. establishment, acquisition or sale of equity interest

Not applicable, as there was no establishment, acquisition or sale of equity interest in 2022, even though the process of reduction of equity interest held by the Company in the capital stock of Éxito to approximately 13% is ongoing and expected to be completed in the second quarter of 2023, as described in item ‘a’ above.

c. unusual events or transactions

Not applicable, as there were no unusual events or transactions in the fiscal year ended December 31, 2022 other than those already described in item ‘a’ above. Moreover, the Company does not expect future effects regarding these facts.

24

2.5. If the issuer disclosed, over the last fiscal year, or wishes to disclose in this form, non-GAAP measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer must:

a.               inform the amount of the non-GAAP measures

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure prepared by the Company pursuant to CVM Resolution No. 156, dated June 23, 2022, reconciled with its financial statements, consisting of net income before (i) financial income (expenses), net (ii) income tax and social contribution and (iii) depreciation and amortization expenses. EBITDA margin is calculated as EBITDA divided by net operating revenue.

EBITDA and EBITDA margin are not measures recognized under Generally Accepted Accounting Practices in Brazil or IFRS, and may not be comparable to similarly titled measures provided by other companies.

Adjusted EBITDA, excluding non-recurring effects, is a profitability measure calculated as EBITDA less Other Operating Income (Expenses), Net and other non-recurring effects. Management uses this measure in its analysis as Management believes that, in this manner, exceptional income and expenses and other extraordinary entries that may compromise the comparability and analysis of results are eliminated.

In the fiscal year ended December 31, 2022, adjusted EBITDA excluding Other Revenues and Operational Expenses decreased by 22.8%, from R$1,162 million in 2021 to R$897 million in 2022.

The following table sets forth EBITDA and EBITDA margin of the Company for the fiscal year ended December 31, 2022, as well as adjusted EBITDA, excluding Other Revenues and Operational Expenses and relevant margin:

25

b.               make a reconciliation of amounts disclosed and amounts included in the audited financial statements

c.                explain why the issuer believes that this is the most appropriate measure for the correct understanding of its financial condition and results of operations

EBITDA is used as a performance measure by the management of the Company, as it believes that EBITDA is a practical measure to assess its operating performance.

Management uses adjusted EBITDA in its analyzes because it believes that, in this manner, exceptional income and expenses and other extraordinary entries that may compromise the comparability and analysis of results are eliminated.

EBITDA and adjusted EBITDA are additional information to the financial statements of the Company and must not be used in place of audited results. EBITDA and adjusted EBITDA are not measures recognized under Generally Accepted Accounting Practices in Brazil or IFRS, do not have a standard meaning and may not be comparable to similarly titled measures provided by other companies.

26

2.6. Identify and comment any event subsequent to the last financial statements for the fiscal year and that substantially changes them

The extraordinary shareholders’ meeting held on February 14, 2023 approved: (i) the capital increase of the Company, in the amount of R$2,605, upon the use of reserves, without the issuance of new shares; (ii) the capital decrease, in the amount of R$7,133, upon the delivery of common shares issued by Éxito and held by the Company to its shareholders, which capital decrease is subject to the end of the 60-day period in which creditors may present their objections; and approval of the ADR and BDR programs of Éxito. For more information about this capital decrease, see item 2.4(a)(ii).

On January 23, 2023, the Board of Directors approved: (i) the 19th issuance of debentures, in two series, in the initial amount of R$750, with an additional lot option of up to 25%; and (ii) the optional partial distribution of the Offering, provided that it is subject to a minimum limit of R$500. The issuance was completed in the amount of R$500 on February 24, 2023.

27

2.7. Executive officers must comment on the allocation of corporate profit, indicating:

a. rules on profit withholding

b. rules on the distribution of dividends

c. frequency of distributions of dividends

d. any restrictions on the distribution of dividends imposed by special laws or regulations applicable to the issuer, as well as agreements and court, administrative or arbitration decisions

e. if the issuer has a formally approved policy for the allocation of profit, inform the body responsible for this approval, date of approval and, if the issuer discloses the policy, the websites where the document is available

28

Description	12/31/2022
a. Rules on profit withholding

The shareholders’ meeting of the Company is responsible for passing a resolution on profit withholding, pursuant to applicable law and the bylaws of the Company.

The Bylaws provides for the following deductions from the Company’s profit, in this order:

(a)   accumulated losses and provision for income tax; and

(b)   the amount to be distributed to employees and members of management as profit sharing of the Company.

After these deductions, the profit of the Company will be allocated as follows:

(a)   5% to the legal reserve;

(b)   amounts allocated to contingency reserves, as approved by the Shareholders’ Meeting;

(c)    25% for the payment of mandatory dividend.

After the above allocations, profit that is not used to establish the Expansion Reserve, pursuant to the Bylaws (limited to 100% of the capital stock) or that is withheld pursuant to article 195-A (Tax Incentive Reserve) and article 196 (Profit Withholding) of the Brazilian Corporate Law, will be distributed as additional dividend.

a.i. Amounts of profit withholdings	Not applicable, as the Company did not record net income in the period.
a.ii. Percentages in relation to total declared profit	Not applicable, as the Company did not record net income in the period.

29

b. Rules on the distribution of dividends

Pursuant to applicable law and the Bylaws, the Company may pay dividends from:

(a)   the net income assessed in the fiscal year;

(b)   the net income accumulated in previous fiscal years, or in any semester and/or quarter of a previous fiscal year; or

(c)   profit reserves of previous fiscal years or first semester of a fiscal year.

In this case, “profit reserves” means any expansion reserve, contingency reserve, tax incentive reserve, amounts intended for the investment budget approved by shareholders’ resolution, or unrealized profits reserve, not including any legal reserve.

Dividends are declared in the Annual Shareholders’ Meeting, pursuant to the recommendation of the Board of Directors and must be made available to shareholders within the period established by the Shareholders’ Meeting that passed a resolution on dividends declaration.

The Company may pay or credit interest on shareholders’ equity calculated on Shareholders’ Equity line items, subject to the rate and limits set forth in applicable law. The amounts paid as interest on shareholders’ equity comprise the amount of minimum mandatory dividends.

Pursuant to the Bylaws in effect at the time the Annual Shareholders’ Meeting that approved the distribution of dividends was held, and pursuant to Brazilian Corporate Law, each shareholder has a period of 3 years, from the date dividends are payable, to claim payment. After this period, the Company is no longer responsible for payment.

The assessment of net income (or net loss, as applicable) and the allocation to reserves in any fiscal year were determined based on the financial statements prepared in accordance with the accounting practices in effect.

c. Frequency of distributions of dividends	As a rule, the distribution of minimum mandatory dividends is annual. Nonetheless, the Board of Directors may declare interim dividends, subject to the approval of the Shareholders’ Meeting, pursuant to paragraph 3 of article 32 of the Bylaws. The decision on any distribution of interim dividends is made by the Board of Directors, depending on the financial and economic condition of the Company.
d. Any restrictions	The deeds of the 18th and 19th issuances of debentures and a bank loan agreement provide for a restrictive clause that limits the distribution of dividends above the legal minimum amount, except in certain events expressly provided for in these documents. For more information, see items 2.1.iv and 12.3 of this Reference Form (Formulário de Referência).
e. Policy for the allocation of profit	The Company does not have a formal policy for the allocation of profit.

30

2.8. Executive officers must describe material off-balance sheet items, indicating:

a. assets and liabilities directly or indirectly held by the issuer and that are off-balance sheet items, including:

i. written-off portfolios of receivables, over which the entity has neither withheld nor substantially transferred the ownership risks and benefits of the transferred asset, indicating the relevant liabilities

The Board of Executive Officers clarifies that there are no written-off portfolios of receivables over which the entity withholds risks and liabilities that are not evidenced in the balance sheets of the Company as of December 31, 2022.

ii. agreements for the future purchase or sale of products or services

The Board of Executive Officers clarifies that there are no agreements for the future purchase or sale of products or services that are not evidenced in the balance sheets of the Company as of December 31, 2022.

iii. agreements for unfinished construction

The Board of Executive Officers clarifies that there is no unfinished construction that is not evidenced in the balance sheets of the Company as of December 31, 2022.

iv. agreements for future receipts of financings

The Board of Executive Officers clarifies that there are no agreements for future receipts of financings that are not evidenced in the balance sheets of the Company as of December 31, 2022.

b.               other off-balance sheet items

Not applicable, as the Company did not hold other material off-balance sheet items in the last fiscal year.

31

2.9. In regard to each of the off-balance sheet items indicated in item 2.8, executive officers must comment:

a. how these items change or may change income, expenses, results of operations, financial expenses or other items of the financial statements of the issuer

b.               nature and purpose of the transaction

c.                nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transactions

Not applicable, as there are no material off-balance sheet items recorded in the financial statements of the Company.

32

2.10. Executive officers must indicate and comment on the main elements of the business plan of the issuer, specifically exploring the following topics:

a.   investments, including:

i. a quantitative and qualitative description of ongoing investments and expected investments

GPA’s Consolidated Investment Plan for 2023 totals R$750 million, intended for: (i) the conversion, opening and renovation of stores; (ii) the innovation and acceleration of digital transformation projects, including systems, marketplace, last milers and new distribution centers; (iii) IT infrastructure, logistics and other projects to improve efficiency; and (iv) real estate.

ii. sources of funds for investments

The Company obtains funds for operations and investments primarily from its cash flow from operations, Expansion Reserve, capital budget, bank loans, prepaid receivables, as well as from transactions in the capital markets upon the issuance of debentures and promissory notes and the monetization of mature or non-core assets.

iii. material ongoing divestments and expected divestments

No material capital divestments occurred in the last fiscal year. There are no material ongoing and/or expected capital divestments.

iv.	if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the issuer

No events to disclose.

v.	new products and services, indicating:

i. a description of ongoing research that has already been disclosed

ii. total amounts paid by the issuer in research for the development of new products or services

iii. ongoing projects that have already been disclosed

iv. total amount paid by the issuer in the development of new products or services

Not applicable.

33

vi.	opportunities under the business plan of the issuer related to ESG matters

ESG matters are one of GPA's strategic business pillars, and the Company has a team dedicated to such matter as well as an action plan validated by the Sustainability and Diversity Committee and by the Board of Directors, which includes activities, goals and commitments for the next years.

The Company's ESG planning encompasses aspects related to five pillars of action: diversity and inclusion, social impact, value chains, climate change and ethics and transparency. To carry out actions related to these pillars, the Company invests in different areas, which allows the constant evolution of processes and policies aligned with the established commitments.

In addition to the investments that the Company makes directly in actions focused on ESG issues and the constant study of opportunities to improve our business with a view to minimizing negative impacts and enhancing positive impacts, one of GPA's variable compensation targets is important ESG topics, namely, the increase in the percentage of women in leadership positions (management and above) and the reduction of CO2 emissions, directing the company's collective effort on this topic.

34

2.11. Comment on other factors that materially influenced operating performance and that were not identified or discussed in the other items of this section

The Company is not aware of other factors that materially influenced its operating performance and that were not identified or discussed in the other items of this Section 2.

35

Annex II

To the Management Proposal and Participation Manual for the Annual General Meeting to be held on April 26th, 2023.

Section 8 of the Company’s Reference Form

8. MANAGEMENT’S COMPENSATION

8.1. Describe the compensation policy or practice of the board of directors; statutory and non-statutory board of executive officers; fiscal council; statutory committees and audit, risk, finance and compensation committees; addressing the following aspects:

a. objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, the places on the world wide web where the document may be found

The Company has a Policy on the Appointment and Compensation of the Members of the Board of Directors, Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, formally approved in the meeting of the Board of Directors held on November 28, 2019, as amended on May 31, 2022 (“Compensation Policy”), that establishes the guidelines concerning the compensation of members of management in accordance with market practices and, consequently, allows the Company to attract and retain qualified professionals and align their involvement with the interests of the Company, guided by the following criteria:

(i)	Responsibilities of the members of the Board of Directors, Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, when installed, considering the different titles they hold and the functions they perform;
(ii)	Time dedicated to their functions;
(iii)	Competence and professional reputation, in view of their experience and qualification; and
(iv)	Value of their services in the market

Additionally, pursuant to the Compensation Policy, the compensation of members of management may comprise the following elements:

(i)	Fixed compensation;
(ii)	Direct and indirect benefits, corresponding to healthcare plan, life insurance, health check-up, and meal voucher, among others;

36

(iii)	Short-term variable compensation (corresponding to Profit-Sharing);
(iv)	Long-term variable compensation (corresponding to stock option plans and/or remuneration on stock option plans); and
(v)	Post-employment benefits, corresponding to the consideration paid in a private pension plan for those who make this option.

The Compensation Policy is available at the Investor Relations website of the Company (www.gpari.com.br), and at the websites of the CVM (https://www.gov.br/cvm) and B3 (https://www.b3.com.br).

b. practices and procedures adopted by the board of directors to determine the individual compensation of members of the board of directors and board of executive officers, indicating:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

Pursuant to art. 152 of the Brazilian Corporate Law (Lei das S.A.) and the Compensation Policy of the Company, the Shareholders’ Meeting is responsible for determining the global compensation of members of management, as well as of members of the Fiscal Council, when installed. The Board of Directors is responsible for determining the distribution of the annual global compensation approved by the Shareholders’ Meeting among the management bodies. The members of the Board of Directors who are also executive officers, even if temporarily, are prohibited from intervening in the process of determination of their own compensation as executive officers.

The Shareholders’ Meeting is also responsible for creating and amending the stock-based compensation plans. The Board of Directors is responsible for approving the creation of variable compensation programs and the grant of stock options and restricted shares, in accordance with the plans approved by the Shareholders’ Meeting, establishing the relevant conditions and beneficiaries.

The Company also has an area dedicated to matters related to compensation, whose main objective is to assess, structure and recommend best practices. These recommendations are submitted to the Corporate Governance and Human Resources Committee, responsible for submitting and advising on matters related to compensation of members of Management, employees and non-statutory executives. Accordingly, the Corporate Governance and Human Resources Committee and the Board of Directors assess the adequacy of the compensation paid on an annual basis to the Board of Directors and to the Board of Officers, as a whole, and to the members of each of these boards, individually, counting on the expertise of a specialized remuneration consultancy hired by the Company whenever needed.

37

In this context, the Board of Directors of the Company monitors the entire decision-making process to determine the individual compensation of members of management.

ii. criteria and methodology used to determine individual compensation, indicating if any studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

As informed in item “a” above, the Compensation Policy establishes the criteria adopted regarding the compensation of members of management, as follows:

(i)	Responsibilities of the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, when installed, considering the different titles held and functions performed;
(ii)	Time dedicated to their functions;
(iii)	Competence and professional reputation, in view of their experience and qualification; and
(iv)	Value of their services in the market

Moreover, the Company engages specialized companies to conduct or provide access to studies and conduct the assessment and comparison regarding the compensation paid to a position in accordance with market practice (for fiscal year 2022, the most recent year of application, this assessment was conducted based on the Top Exec Survey by Korn Ferry, whose comparison parameters include large economic groups operating in Brazil, taking into account companies of the same size in the relevant segment of operation, as well as other competing segments for purposes of engagement of executives).

In regard to the variable compensation of statutory Executive Officers, the Company pays its executive officers pursuant to Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, independent among themselves, aligned with the strategic planning of the Company, established based on the business plan and results to be achieved by the Company, as mentioned in item 8.1.c. Therefore, profit-sharing is tied to the performance of the Company and statutory Executive Officers, pursuant to the Profit-Sharing Program of the Company.

In the analysis of the amount of total compensation of a member of the Board of Executive Officers, it is noteworthy that the Company confirms its Compensation Policy to ensure that the amount perceived by the members of the Board of Executive Officers is in line with that of companies with which the Company is comparable to (the largest economic groups in Brazil) and equivalent to the total compensation paid by the 10% of the highest paying companies in Brazil.

38

Once the survey is completed, the area responsible for establishing the compensation structure of members of management and key employees suggests compensation parameters and strategies to the Corporate Governance and Human Resources Committee and to the Board of Directors.

iii. how often and how the board of directors assesses the adequacy of the compensation policy of the issuer

To establish the individual compensation, the Company regularly conducts market surveys, carried out by renowned specialized consulting companies engaged to this end.

c. composition of compensation, indicating:

i. description of the different elements that comprise compensation, including, in regard to each one of them:

Board of Directors

The compensation of members of the Board of Directors comprises a fixed component, which is periodically adjusted based on the amount usually paid by the market, encouraging these professionals to maintain excellence in the exercise of their functions and the continuous search for the improvement of results.

The members of the Board of Directors are eligible to the stock option plans and stock option compensation plans detailed in item 8.4 may. Moreover, the members of the Board of Directors may be entitled to a short-term variable compensation, tied to the dedication of more time and the fulfillment of specific projects focused on the Company’s strategy.

Considering that the members of the Board of Directors are eligible to the long and shot term variable remuneration, the Company understands that its interests are aligned with those of the Company and its shareholders, therefore, its compensation policy and practice are adequate in relation to its short-, medium- and long-term interests.

39

Statutory and Non-statutory Board of Executive Officers

The compensation of the Board of Executive Officers comprises a fixed component and a variable component. The fixed component is calculated based on the title and qualification of the individual to maintain the balance between general market practices and the results obtained in the annual survey conducted by the consulting companies engaged by the Company.

Short-term variable compensation (corresponding to profit-sharing) is granted as an annual payment tied to the results of the Company in the fiscal year, paid to the members of the statutory and non-statutory Board of Executive Officers.

Long-term variable compensation (corresponding to the stock option plan and the stock option compensation plan of the Company) aims at encouraging and motivating the performance of statutory and non-statutory Executive Officers in terms of efficiency, productivity, results and commitment.

The management of the Company understands that the components of compensation are in line with the principles of the Company, and are satisfactory to achieve the objectives of the Company established in its Compensation Policy, to generate value in a short and long term to the Company.

Fiscal Council

The compensation of members of the Fiscal Council, if installed upon request of the Shareholders’ Meeting, comprises a monthly fixed compensation, which is unconnected to their attendance to meetings and represents, for each sitting member, at least 10% of the average fixed compensation attributed to each executive officer, pursuant to paragraph 3 of article 162 of the Brazilian Corporate Law (Lei das S.A.)

Non-Statutory Advisory Committees of the Board of Directors

Audit Committee

The compensation of members of the Audit Committee comprises a fixed compensation, calculated based on the title and qualification of the individual, in accordance with market surveys conducted by the consulting companies engaged by the Company, attendance to and number of attended meetings in the relevant management bodies, and the compensation paid to the other committees.

The right to participate in the stock option plans and stock option compensation plans detailed in item 8.4 may be extended to the members of the Audit Committee who are also members of the Board of Directors. Moreover, members of the Board of Directors may be entitled to short-term variable compensation, tied to the dedication of more time or fulfillment of specific responsibilities focused on the Company’s strategy.

40

•	objectives and alignment to the short-, medium- and long-term interests of the issuer

The management of the Company understands that the components of compensation are in line with the principles of the Company, and are satisfactory to achieve the objectives of the Company established in its Compensation Policy.

The fixed component is calculated based on the title and qualification of the individual to maintain the balance between general market practices and the results obtained in the annual survey conducted by the consulting companies engaged by the Company. In regard to the Board of Directors and Advisory Committees, the calculation of the fixed component also takes into account the attendance to and number of attended meetings in the relevant management bodies and/or fulfillment of specific projects focused on the Company’s strategy.

Short-term variable compensation (corresponding to profit-sharing or remuneration based on stock option plans) is granted as an annual payment tied to the results of the Company in the fiscal year, in the case of the statutory Board of Executive Officers. For the members of the Board of Directors and Advisory Committees, payment is tied to the dedication of more time or fulfillment of specific responsibilities focused on the Company’s strategy.

The objective of the long-term variable compensation (corresponding to stock option plans and/or free shares plan) is to encourage and motivate the performance of directors and statutory and non-statutory Executive Officers in terms of efficiency, productivity, results and commitment .

Finally, the objective of the direct and indirect benefits offered by the Company is to make the compensation package offered by the Company more attractive to the professionals who it intends to attract and retain.

•	elements of compensation as a percentage of total compensation in the last 3 (three) fiscal years

The following table sets forth each element of compensation as a percentage of total compensation in the last 3 (three) fiscal years:

For the fiscal year ended December 31, 2022:

As a % of total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	81.78%	3.26%	0.00%	14.96%	100.00%
Board of Executive Officers	75.25%	6.51%	5.42%	12.82%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.00%

41

For the fiscal year ended December 31, 2021:

As a % of total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	71.71%	7.84%	0.00%	20.44%	100.0%
Board of Executive Officers	61.53%	2.32%	24.79%	11.35%	100.0%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.0%

For the fiscal year ended December 31, 2020:

As a % of total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	90.08%	4.27%	0.00%	5.65%	100.0%
Board of Executive Officers	60.49%	2.06%	18.96%	18.50%	100.0%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.0%

•	method of calculation and adjustment

To establish the compensation of members of management, the Company regularly conducts market surveys in order to assess whether the criteria and conditions adopted to determine compensation are satisfactory and allow the Company to retain professionals, as well as to analyze the need to propose adjustments to any component of compensation that may not be aligned. These surveys are conducted annually by a specialized consulting company renowned in the market and engaged by the Company, based on the analysis of data of the main companies in the Brazilian market, with revenue and size similar to those of the Company.

Once the survey is completed, the area responsible for establishing the compensation structure of members of management and key employees suggests compensation parameters and strategies, including for non-statutory Executive Officers and holders of other strategic titles who are not part of the statutory management.

The Company has an area dedicated to matters related to compensation, whose main objective is to assess, structure and recommend best practices. These recommendations are submitted to the Corporate Governance and Human Resources Committee, responsible for submitting and advising on matters related to compensation of members of Management, employees and non-statutory executives.

42

The Board of Directors prepares the Management’s Proposal, allowing shareholders to discuss and approve the global compensation amount paid to members of management, always separated by body.

In regard to the variable compensation of executive officers, the Company pays their executive officers pursuant to Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, independent among themselves, aligned with the strategic planning of the Company, established based on the business plan and results to be achieved by the Company, as mentioned in item 8.1.c. Therefore, profit-sharing is tied to the performance of the Company and members of management, pursuant to the Profit-Sharing Program of the Company.

•	main performance indicators taken into account, including, as applicable, the indicators related to ESG matters

In order to meet the objective of the Compensation Policy, which is to pay compensation in accordance with market practices (as assessed for fiscal year 2022 based on the Top Exec Survey by Korn Ferry, whose comparison parameters include large economic groups operating in Brazil), allowing the Company to attract and retain the best talents in search of excellence, the establishment of each element of compensation considers the following performance indicators:

•                 Fixed compensation (Base Salary and direct and indirect Benefits): established based on competitive compensation structures that take into account the know-how, problem solving capabilities and responsibilities of each title. The Company organizes its structure by salary brackets and the relevant average salary by bracket, seeking to maintain an alignment with market average salaries.

•                 Profit-Sharing: takes into account performance indicators in line with the strategic planning of the Company. These indicators are based on its business plan, which considers quantitative results and the assessment of performance of executive officers, pursuant to the Profit-Sharing Program of the Company, executed pursuant to Law No. 10,101/2000. As an example, in the last years, the Company has been using metrics based on the following indicators to calculate the amounts to be distributed under its Profit-Sharing Programs: Net Sales; NPS; General, Administrative and Selling Expenses; EBITDA; Sustainability Index (% of Disabled People, % of Women in Leadership Positions, Energy Consumption); and Market Share. For purpose of metrics, certain financial indicators, including net income, are based on the French accounting standard, which is used by the Company’s controlling shareholder to consolidate its subsidiaries, allowing all executives of the group to receive compensation under the same criterion.

43

Certain of these indicators are strictly financial indicators, while the others (including ESG parameters) are measurable factors that contribute to the results of the Company and, therefore, are correlated to its financial performance. Given the independence among the several indicators, it is noteworthy that the executive officers of the Company, under its Profit-Sharing Programs, may receive payment in any circumstance, regardless of the distribution of dividends by the Company, based on the applicable performance indicators, pursuant to the Profit-Sharing Programs annually established by the Company. Accordingly, especially in fiscal years in which a net loss or net income below corporate targets is recorded, reaching a percentage above 100% in the achievement of the targets attributed to non-strictly financial indicators may offset, even if partially, the non-achievement of strictly financial indicators. The total amount paid under the Profit-Sharing Programs is provided for and limited by the terms and conditions set forth in the relevant Programs.

The results of the Group indicators and Individual indicators are measured according to the achievement of targets, as well as minimum and maximum values, as established and approved by the Corporate Governance and Human Resources Committee and the Board of Directors, respectively. The average of these results determines the percentage to be applied on the target of the Profit-Sharing Programs for each individual.

For the assessment and determination of the amount to be paid under the Profit-Sharing Programs, the Company applies the Performance Score method (internally aligned with the objectives set forth by GPA and its subsidiaries). In 2022, this method was also applied to all employees of the Company holding mid-management positions, i.e., Coordinators.

•                 Stock-based compensation: information on the criteria and characteristics of stock-based compensation is included in item 8.4 of the Reference Form (Formulário de Referência).

ii. reasons that justify the composition of compensation

The elements that comprise the compensation package of the Company focus on the attraction and retention of talents, as well as of competent, qualified, dedicated and valuable professionals for the Company, who may contribute to its results.

To this end, in regard to the total compensation of a member of the Board of Executive Officers, the Company confirms its Compensation Policy to ensure that the amount perceived by the members of the Board of Executive Officers is in line with that of companies with which the Company is comparable to (the largest economic groups in Brazil) and equivalent to the total compensation paid by the 10% of the highest paying companies in Brazil.

44

iii. existence of members who are not paid by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any kind of compensation, as he has waived his right to receive compensation.

d. existence of compensation paid by subsidiaries, controlled companies or direct or indirect controlling shareholders

In the social exercise of 2022, the compensation of members of management and members of committees was fully paid by the Company, as it will be in 2023.

e. existence of any compensation or benefit tied to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable, as there is no compensation or benefit offered to the members of management or members of committees of the Company tied to the occurrence of corporate events.

45

8.2. In regard to compensation recognized in the result of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. compensation segregated by:

i. annual fixed compensation, segregated by:

•     salary or pró-labore

•     direct and indirect benefits

•     compensation for participation in committees

•     others

ii. variable compensation, segregated by:

•     bonus

•     profit-sharing

•     compensation for attendance to meetings

•     commissions

•     others

iii. post-employment benefits

iv. benefits due to termination of office

v. stock-based compensation, including stock options

e. amount, by body, of the compensation of the board of directors, statutory board of executive officers and fiscal council

f. total compensation of the board of directors, statutory board of executive officers and fiscal council

46

Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2023 (Expected)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12	4	3	19
Number of paid members	11	4	3	18
Annual Fixed Compensation
Base Salary (“Fixed”)	22,172,101.07	15,092,160.27	432,000.00	30,705,327.31
Direct and Indirect Benefits	975,505.49	2,549,734.56	-	3,135,037.86
Compensation as Member of Committees	-	-	-	-
Others (d.i)	-	-	-	-
Annual Variable Compensation
Bonus (“Variable Compensation”)	-	-	-	-
Profit-Sharing	-	11,088,224.00	-	11,088,224.00
Compensation for attendance to Meetings	-	-	-	-
Commissions	-	-	-	-
Others (d.ii)	-	-	-	-
Post-employment benefits
Benefits for termination of office	-	-	-	-
Stock based compensation	2,573,240.00	3,410,107.00		5,983,347.00
Total	25,720,846.57	32,140,225.83	432,000.00	58,293,072.40
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP 2023 Annual CIRCULAR OFFICIAL LETTER.

47

Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2022
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12	4	3	19
Number of paid members	11	4	3	18
Annual Fixed Compensation
Base Salary (“Fixed”)	30,357,866.30	9,426,336.60	432,000.00	40,216,202.90
Direct and Indirect Benefits	1,851,465.24	2,336,754.70		4,188,219.94
Compensation as Member of Committees
Others (d.i)
Annual Variable Compensation
Bonus (“Variable Compensation”)
Profit-Sharing
Compensation for attendance to Meetings		1,947,316.28		1,947,316.28
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of office	16,114,039.00	17,604,897.29		33,718,936.29
Stock based compensation	8,500,000.00	4,606,506.00		13,106,506.00
Total	56,823,370.54	35,921,810.88	432,000.00	93,177,181.41
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP Annual 2022 CIRCULAR OFFICIAL LETTER.

48

Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2021
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	9.67	2.83	2.58	15.08
Number of paid members	8.67	2.83	2.58	14.08
Annual Fixed Compensation
Base Salary (“Fixed”)	24,233,299.21	17,360,180.83	432,000.00	42,025,480.04
Direct and Indirect Benefits	2,650,518.78	655,727.30	0.00	3,306,246.08
Compensation as Member of Committees	0.00	0.00	0.00	0.00
Others (d.i)	0.00	0.00	0.00	0.00
Annual Variable Compensation
Bonus (“Variable Compensation”)	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	6,994,532.46	0.00	6,994,532.46
Compensation for attendance to Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of office	0.00	0.00	0.00	0.00
Stock based compensation	6,907,644.00	3,201,608.00	0.00	10,109,252.00
Total	33,791,461.99	28,212,048.59	432,000.00	62,435,510.58
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP Annual CIRCULAR OFFICIAL LETTER.

49

Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2020
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12.50	4.58	2.00	19.08
Number of paid members	11.50	4.58	2.00	18.08
Annual Fixed Compensation
Base Salary (“Fixed”)	62,670,830.68	33,921,016.13	276,000.01	96,867,846.82
Direct and Indirect Benefits	3,063,026.96	1,211,912.04	-	4,274,939.00
Compensation as Member of Committees	0.00	0.00	0.00	0.00
Others (d.i)	1,981,794.25	1,735,557.30	55,199.99	3,772,551.54
Annual Variable Compensation
Bonus (“Variable Compensation”)	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	11,175,169.97	0.00	11,175,169.97
Compensation for attendance to Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of office	0.00	0.00	0.00	0.00
Stock based compensation	4,056,474.57	10,905,968.12	0.00	14,962,442.69
Total	71,772,126.46	58,949,623.56	331,200.00	131,052,950.02
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP Annual CIRCULAR OFFICIAL LETTER.

50

8.3. In regard to variable compensation of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following information:

a. body

b. number total of members

c. number of paid members

d. in regard to bonus

i. minimum amount provided in the compensation plan

ii. maximum amount provided in the compensation plan

iii. amount provided in the compensation plan, if the established targets are met

iv. amount effectively recognized in the result of the last 3 fiscal years

e. in regard to profit-sharing:

i. minimum amount provided in the compensation plan

ii. maximum amount provided in the compensation plan

iii. amount provided in the compensation plan, if the established targets are met

iv. amount effectively recognized in the result of the last 3 fiscal years

The members of the Board of Directors, Fiscal Council, if and when installed, and Advisory Committees do not receive variable compensation in the performance of their titles , except exceptional payments, for specific performance in certain extraordinary projects, as detailed in item 8.1 above.

The following tables set forth the variable compensation of members of the Board of Directors and Board of Executive Officers of the Company expected for 2023 and paid in fiscal years 2022, 2021 and 2020.

51

Variable compensation expected for the current fiscal year (12.31.2023)

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12	4	3	19
Total number of paid members	11	4	3	18
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	22,176,448	0.00	0.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	11,088,224	0.00	0.00

52

Variable compensation related to the fiscal year ended on 12.31.2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12	4	3	19
Total number of paid members	11	4	3	18
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Amount effectively recognized	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	17,261,355	0.00	17,261,355
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	8,630,678	0.00	8,630,678
Amount effectively recognized in the result	0.00	0.00	0.00	0.00

53

Variable compensation for the fiscal year ended 12.31.2021

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	2.83	2.58	15.08
Total number of paid members	0.00	2.83	0.00	2.83
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Amount effectively recognized	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	28,981,131.30	0.00	28,981,131.30
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	14,490,565.65	0.00	14,490,565.65
Amount effectively recognized in the result	0.00	6,994,532.46	0.00	6,994,532.46

54

Variable compensation for the fiscal year ended 12.31.2020

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12.50	4.58	2.00	19.08
Total number of paid members	0.00	4.58	0.00	4.58
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Amount effectively recognized in the result	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	28,891,131	0.00	28,891,131
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	14,490,565	0.00	14,490,565
Amount effectively recognized in the result	0.00	11,175,169	0.00	11,175,169

55

8.4. In regard to the stock-based compensation plan of the board of directors and statutory board of executive officers, in effect in the last fiscal year and established for the current fiscal year, describe:

On May 9, 2014, the shareholders of the Company approved at an extraordinary shareholders’ meeting: (i) the creation of the Stock Option Plan and its standard grant agreement (“Stock Option Plan”); and (ii) the creation of the Stock Option Compensation Plan and its standard grant agreement (“Compensation Plan” and, together with the Former Stock Option Plan and the Stock Option Plan, the “Plans”). The Stock Option Plan and the Compensation Plan were also subject to amendments approved at the: (i) Annual and Extraordinary Shareholders’ Meetings held on April 24, 2015 and April 25, 2019; and (ii) Extraordinary Shareholders’ Meeting held on December 30, 2019.

The Company sets forth below a description of the Plans with stock options in effect as of December 31, 2022:

COMPENSATION PLAN

a. general terms and conditions

The Compensation Plan is managed by the Board of Directors of the Company, which created the Human Resources and Compensation Committee to advise it in the management of the Compensation Plan, among other matters (“Committee”).

The members of the Committee meet for the granting of the stock options of the relevant series under the Compensation Plan, and whenever required, to decide about matters concerning the Compensation Plan.

Each stock option grant series is named “B,” followed by a number. The first stock option grant under the terms of the Compensation Plan is named B1 and the following series are named B plus the subsequent number.

In the fiscal year ended December 31, 2022, stock options granted of the B6, B7 and B9 Series under the Compensation Plan were in effect.

The following are eligible to participate in the Compensation Plan: employees and members of management of the Company, as well as employees and members of management of companies of the GPA Group who are considered key-executives (“Participant”), all of whom are subject to the approval of the Board of Directors or Committee, as applicable.

56

Participation in the Compensation Plan does not interfere in the income that the Participant is entitled to as employee and/or member of management of the Company, such as salary, fees, pró-labore, benefits, profit-sharing and/or any other advantage or compensation.

b. date of approval and responsible body

The Compensation Plan was approved at an extraordinary shareholders’ meeting held on May 9, 2014, and amended at the extraordinary shareholders’ meetings held on April 24, 2015, April 24, 2019 and December 30, 2019.

c. maximum number of encompassed shares

Pursuant to the Compensation Plan, stock options granted pursuant to the Compensation Plan may entitle their holders to the right to acquire a certain number of shares not exceeding 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or that may be issued pursuant to the Compensation Plan is subject to adjustments as a result of stock splits, reverse stock splits and payment of bonuses.

d. maximum number of stock options to be granted

The Board of Directors of the Company is responsible for establishing the total number of stock options to be granted through programs; subject, however, to the maximum number of stock options to be granted as set forth in item (c) above.

Each stock option entitles the Participant to the right to subscribe for or acquire 1 (one) common share issued by the Company.

e. conditions for the acquisition of shares

The grant of stock options is formalized by the execution, by the Company and the Participant, of the stock option agreement, which must specify the total number of shares under the relevant stock option, the period and the conditions for the effective vesting right to exercise the stock option, the exercise conditions, the acquisition price and the payment conditions, subject to the Compensation Plan (“Stock Option Agreement”).

57

For purposes of the Compensation Plan, the date of approval by the Committee of the stock option grant series is the date on which the stock options are considered granted to the relevant Participants, provided that the Participant, even if on a date subsequent to the date of approval by the Committee, accepts the Compensation Plan and executes the Stock Option Agreement (“Grant Date”).

Participants who wish to exercise their stock options must inform the Company in writing about their intentions to do so, indicating the number of stock options they wish to exercise. Participants can only exercise stock options during the Exercise Period (as defined below). This communication must follow the form of exercise instrument attached to the relevant Stock Option Agreement (“Stock Option Exercise Instrument”).

Participants may exercise their stock options in full or in part, once or more times, provided that, for each exercise they send the corresponding Stock Option Exercise Instrument during the Exercise Period, subject to the relevant grace periods, as indicated in item (g) below.

The Compensation Plan does not provide for other conditions for the exercise of the granted stock options and consequent acquisition of shares.

f. criteria for determination of the acquisition or exercise price

The exercise price of each stock option granted under the Compensation Plan is R$0.01 (one centavo) (“Exercise Price”).

g. criteria for the determination of the acquisition or exercise period

Stock options granted to a Participant are not exercisable for a period of 36 (thirty-six) months from the Grant Date (“Grace Period”). Stock options may only be exercised in the Exercise Period beginning on the first day of the 37th (thirty-seventh) month from the Grant Date and ending on the last day of the 42nd (forty-second) month from the Grant Date (“Exercise Period”), except for early exercise events, as set forth in item (k) and applicable subitems below, or as authorized by the Committee, pursuant to the plan.

58

h. form of settlement

By the 30th (thirtieth) day of the month in which the Company receives the Stock Option Exercise Instrument, the Company must inform the relevant Participant about: (i) the total exercise price to be paid, calculated as the Exercise Price multiplied by the number of stock options informed by the Participant in the Stock Option Exercise Instrument; (ii) the date of delivery of the shares under the stock options to the Participant, which must occur after the approval, by the Board of Directors, of the capital increase resulting from the exercise of the relevant stock options, within the limit of the authorized capital, pursuant to the Bylaws of the Company, upon receipt of the Stock Option Exercise Instrument (“Date of Acquisition of Shares”); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in Brazilian currency, through a deduction in the Participant’s payroll, subject to a final date always corresponding to the 10th (tenth) day preceding the Date of Acquisition of Shares (“Payment Date”).

i. restrictions on the transfer of shares

The Compensation Plan does not provide for restrictions on the transfer of shares or outstanding shares obtained upon the exercise of stock options, subject to the power of the Board of Directors to establish these restrictions in grant agreements, as it deems necessary.

j. criteria and events that, upon occurrence, result in the suspension, amendment to or termination of the plan

Stock options granted pursuant to the Compensation Plan are automatically terminated, including the full termination of their effects, by operation of law, in the following cases: (i) upon full exercise, as set forth in item 6 of the Compensation Plan; (ii) after the effectiveness period of the stock option; (iii) upon the rescission, by mutual agreement between the Company and the Participant, of the Stock Option Agreement; (iv) dissolution, liquidation or adjudicated bankruptcy of the Company; or (v) the events set forth in item (k) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of the shares existing on the date of approval of the Compensation Plan change as a result of bonuses, stock splits, reverse stock splits, conversion of shares from one type or class into another or conversion into shares of other securities issued by the Company, the Committee must make the corresponding adjustment in the number and class of the shares under the granted stock options and their relevant exercise price, to avoid distortions in the application of the Compensation Plan.

59

k. effects of termination of office of members of management of the bodies of the issuer regarding their rights provided for in the stock-based compensation plan

In the event of termination of office of Participants due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to them in accordance with the Compensation Plan may be terminated or modified, subject to the following:

If, at any time during the effectiveness of the Plan, the Participant:

(i)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, without cause, or is removed from office with no violation of the duties and attributions as member of management, the Participant may exercise, within a period of 10 (ten) days from the date of dismissal, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(ii)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, with cause, or is removed from office due to violation of the duties and attributions as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iii)	leaves the Company (or any company of the GPA Group), as applicable, voluntarily, asking for resignation or resigning from office as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iv)	leaves the Company (or any company of the GPA Group), voluntarily, upon retirement over the course of the employment contract, within a period of 15 (fifteen) days from the date of employment termination, the Participant may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, in accordance with the other provisions set forth in item 6 of the Compensation Plan. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification; and

60

(v)	leaves the Company (or any company of the GPA Group, as applicable) due to death or permanent disability, within 30 (thirty) days from the date of issuance of the deed of partition or the competent judicial decision confirming the heirs and legal successors of the Participant in case of death or declaration of permanent disability issued by the Social Security Institute (Instituto Nacional da Seguridade Social – INSS), the confirmed heirs and legal successors of the Participant, as applicable, may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If the heirs and legal successors of the Participant do not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

If the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant may exercise, within a period of 180 (one hundred and eighty) days from the date of transfer, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

STOCK OPTION PLAN

a. general terms and conditions

The Stock Option Plan is managed by the Board of Directors of the Company and the Committee (as defined above).

The members of the Committee meet for the granting of the stock options of the relevant series under the Stock Option Plan, and whenever required, to decide about matters concerning the Stock Option Plan.

Each stock option grant series is named “C,” followed by a number. The first stock option grant is named “C1” and the following series are named C plus the subsequent number. In the fiscal year ended December 31, 2022, stock options granted of the C6, C7 and C9 Series under the Stock Option Plan were in effect.

61

The following are eligible to participate in the Stock Option Plan: employees and members of management of the Company, as well as employees and members of management of companies of the GPA Group who are considered key-executives (“Participant”), all of whom are subject to the approval of the Board of Directors or Committee, as applicable.

Participation in the Stock Option Plan does not interfere in the income that the Participant is entitled to as employee and/or member of management of the Company, such as salary, fees, pró-labore, benefits, profit-sharing and/or any other advantage or compensation.

b. date of approval and responsible body

The Compensation Plan was approved at an extraordinary shareholders’ meeting held on May 9, 2014, and was amended at the extraordinary shareholders’ meetings held on April 24, 2015, April 24, 2019, December 30, 2019 and subsequently.

c. maximum number of encompassed shares

Stock options granted pursuant to the Stock Option Plan may entitle their holders to the right to acquire a certain number of shares not exceeding 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or that may be issued pursuant to the Stock Option Plan is subject to adjustments as a result of stock splits, reverse stock splits and payment of bonuses.

d. maximum number of stock options to be granted

The Board of Directors of the Company is responsible for establishing the total number of stock options to be granted through programs; subject, however, to the maximum number of stock options to be granted as set forth in item (c) above.

Each stock option entitles the Participant to the right to subscribe for or acquire 1 (one) common share issued by the Company.

e. conditions for the acquisition of shares

The grant of stock options is formalized by the execution, by the Company and the Participant, of the stock option agreement, which must specify the total number of shares under the relevant stock option, the period and the conditions for the effective vesting right to exercise the stock option, the exercise conditions, the acquisition price and the payment conditions, subject to the Stock Option Plan (“Stock Option Agreement”).

62

For purposes of the Compensation Plan, the date of approval, by the Committee, of the stock option grant series is the date on which the stock options are considered granted to the relevant Participants, provided that the Participant, even if on a date subsequent to the date of approval by the Committee, accepts the Stock Option Plan and executes the Stock Option Agreement (“Grant Date”).

Participants who wish to exercise their stock options must inform the Company in writing about their intentions to do so, during the Exercise Period (as defined in item (i) below), indicating the number of stock options they wish to exercise. This communication must follow the form of exercise instrument attached to the relevant Stock Option Agreement (“Stock Option Exercise Instrument”).

Participants may exercise their stock options in full or in part, once or more times, provided that, for each exercise they send the corresponding Stock Option Exercise Instrument during the Exercise Period, subject to the relevant grace periods, as indicated in item (g) below.

The Stock Option Plan does not provide for other conditions for the exercise of the granted stock options and consequent acquisition of shares.

f. criteria for determination of the acquisition or exercise price

The exercise price of stock options for series granted under the Stock Option Plan must correspond to 80% (eighty percent) of the average closing trading price of common shares issued by the Company in the last 20 (twenty) trading sessions on B3 S.A. – Brasil, Bolsa, Balcão, before the date of the calling of the meeting of the Committee that passes a resolution on the grant of the stock options of that series (“Exercise Price”).

g. criteria for the determination of the acquisition or exercise period

Stock options granted to a Participant are not exercisable for a period of 36 (thirty-six) months from the Grant Date (“Grace Period”). Stock options may only be exercised in the Exercise Period beginning on the first day of the 37th (thirty-seventh) month from the Grant Date and ending on the last day of the 42nd (forty-second) month from the Grant Date (“Exercise Period”), except for early exercise events, as set forth in item (k) and applicable subitems below, or as authorized by the Committee, pursuant to the plan.

63

h. form of settlement

By the 30th (thirtieth) day of the month in which the Company receives the Stock Option Exercise Instrument, the Company must inform the relevant Participant about: (i) the total exercise price to be paid, calculated as the Exercise Price multiplied by the number of stock options informed by the Participant in the Stock Option Exercise Instrument; (ii) the date of delivery of the shares under the stock options to the Participant, which must occur after the approval, by the Board of Directors, of the capital increase resulting from the exercise of the relevant stock options, within the limit of the authorized capital, pursuant to the Bylaws of the Company, upon receipt of the Stock Option Exercise Instrument (“Date of Acquisition of Shares”); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in Brazilian currency, through an available electronic transfer to a bank account held by the Company, subject to a final date always corresponding to the 10th (tenth) day preceding the Date of Acquisition of Shares (“Payment Date”).

i. restrictions on the transfer of shares

Pursuant to item 6.5 of the Stock Option Plan, Participants cannot, during a period of 180 (one hundred and eighty) days from the Payment Date, directly or indirectly, sell, assign, exchange, dispose of, transfer, contribute to the capital of another company, grant stock options, or enter into any act or agreement that results in, or may result in, the direct or indirect, onerous or gratuitous sale of any and all shares acquired upon the exercise of stock options under the Stock Option Plan.

j. criteria and events that, upon occurrence, result in the suspension, amendment to or termination of the plan

Stock options granted pursuant to the Stock Option Plan are automatically terminated, including the full termination of their effects, by operation of law, in the following cases: (i) upon full exercise, as set forth in item 6 of the Stock Option Plan; (ii) after the effectiveness period of the stock option; (iii) upon the rescission, by mutual agreement between the Company and the Participant, of the Stock Option Agreement; (iv) dissolution, liquidation or adjudicated bankruptcy of the Company; or (v) the events set forth in item (k) below, subject to any specific conditions that the Committee may establish to certain Participants.

64

If the number, type and class of the shares existing on the date of approval of the Stock Option Plan change as a result of bonuses, stock splits, reverse stock splits, conversion of shares from one type or class into another or conversion into shares of other securities issued by the Company, the Committee must make the corresponding adjustment in the number and class of the shares under the granted stock options and their relevant exercise price, to avoid distortions in the application of the Stock Option Plan.

k. effects of termination of office of members of management of the bodies of the issuer regarding their rights provided for in the stock-based compensation plan

In the event of termination of office of Participants due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to them in accordance with the Stock Option Plan may be terminated or modified, subject to the following:

If, at any time during the effectiveness of the Plan, the Participant:

(i)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, without cause, or is removed from office with no violation of the duties and attributions as member of management, the Participant may exercise, within a period of 10 (ten) days from the date of dismissal, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(ii)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, with cause, or is removed from office due to violation of the duties and attributions as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iii)	leaves the Company (or any company of the GPA Group), as applicable, voluntarily, asking for resignation or resigning from office as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;

65

(iv)	leaves the Company (or any company of the GPA Group), voluntarily upon retirement over the course of the employment contract, within a period of 15 (fifteen) days from the date of employment termination, the Participant may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification; and
(v)	leaves the Company (or any company of the GPA Group), as applicable, due to death or permanent disability, within 30 (thirty) days from the date of issuance of the deed of partition or the competent judicial decision confirming the heirs and legal successors of the Participant in case of death or declaration of permanent disability issued by the Social Security Institute (Instituto Nacional da Seguridade Social – INSS), the confirmed heirs and legal successors of the Participant, as applicable, may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If the heirs and legal successors of the Participant do not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

If the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant may exercise, within a period of 180 (one hundred and eighty) days from the date of transfer, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

66

8.5. In regard to the stock-based compensation in the form of stock options recognized in the result of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. weighted average exercise price of each of the following groups of stock options:

i. outstanding stock options at the beginning of the fiscal year

ii. forfeited and expired stock options during the fiscal year

iii. exercised stock options during the fiscal year

e. potential dilution in case of exercise of all outstanding stock options

The tables below set forth the stock-based compensation in the form of stock options recognized in the last 3 fiscal years and expected for the current fiscal year for the Board of Directors and Board of Executive Officers of the Company.

Stock based compensation expected for the current fiscal year (2023)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	4
Weighted average exercise price:	-	-
(a) Outstanding options at the beginning of the fiscal year	0.01 (B6) 17.39 (C6) 0.01 (B7) 12.60 (C7)	0.01 (B6) 17.39 (C6) 0.01 (B7) 12.60 (C7) 0.01 (B9) 17.28 (C9) 0.01 (B10) 15.62 (C10)*
(b) Options forfeited and expired during the fiscal year	0	0
(c) Options exercised during the fiscal year	0	0
Potential dilution in the event of exercise of all outstanding stock options	0.04%	0.27%

[1] Dilution is presented as an estimate including options to be granted in this fiscal year (B10, C10) and is subject to changes, depending on the trading price of the shares in stock exchange on the grant date.

67

Stock based compensation - fiscal year ended (2022)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	13.00	4.00
Number of paid members	2.00	3.00
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	0.01 (B6) 17.39 (C6) 0.01 (B7) 12.60 (C7)	0.01 (B6) 17.39 (C6)* 0.01 (B7) 12.60 (C7)* 0.01 (B9) 17.28 (C9)*
(b) Options forfeited and expired during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	0.01 (B6) 17.39 (C6)
Potential dilution in the event of exercise of all outstanding stock options	0.12%¹	0.17%

[1] Dilution is presented as an estimate including options to be granted in this fiscal year (B9, C9) and is subject to changes, depending on the trading price of the shares in stock exchange on the grant date.

**Considering that on December 31, 2020 the stock split of Sendas Distribuidora S.A. was approved, and this transaction resulted in a proportional decrease in the market value of the shares of the Company, the meeting of the Board of Directors of the Company held on June 1, 2021 rectified the definition of the closing price of the trading session of March 1, 2021 regarding the shares of the Company to make the proportional adjustment in the exercise price of the stock options granted under the Stock Option Plan of the Company, in relation to the C6 and C7 series, as follows; Series C6 --- R$17.39; and Series C7 --- R$12.60

68

Stock based compensation - fiscal year ended (2021)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	1.00	2.83
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	0.01 (B5) 0.01 (B6)	0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4)* 0.01 (B5) 62.61 (C5)* 0.01 (B6) 70.62 (C6)* 0.01 (B7) 51.18 (C7)*
(b) Options forfeited and expired during the fiscal year	n/a	n/a
(c) Options exercised during the fiscal year	n/a	0.01 (B5) 62.61 (C5)
Potential dilution in the event of exercise of all outstanding stock options	0.12%	0.23%

*Considering that on December 31, 2020 the stock split of Sendas Distribuidora S.A. was approved, and this transaction resulted in a proportional decrease in the market value of the shares of the Company, the meeting of the Board of Directors of the Company held on June 1, 2021 rectified the definition of the closing price of the trading session of March 1, 2021 regarding the shares of the Company to make the proportional adjustment in the exercise price of the stock options granted under the Stock Option Plan of the Company, in relation to the C4, C5, C6 and C7 series, as follows: Series C4 --- R$13.98; Series C5 --- R$15.42; Series C6 --- R$17.39; and Series C7 --- R$12.60

69

Stock based compensation - fiscal year ended (2020)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12.50	4.58
Number of paid members	1.00	4.58
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	0.01 (B5) 0.01 (B6)	0.01 (B3) 37.21 (C3) 0.01 (B4) 56.78 (C4) 0.01 (B5) 62.61 (C5) 0.01 (B6) 70.62 (C6)
(b) Options forfeited and expired during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	0.01 (B4) 56.78 (C4)
Potential dilution in the event of exercise of all outstanding stock options	0.04%	0.28%

70

8.6. In regard to each grant of stock options occurred in the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. grant date

e. number of stock options granted

f. period for the stock options to become exercisable

g. maximum period to exercise the stock options

h. lock-up period regarding the shares received as a result of the exercise of the stock options

i. fair value of the stock options on the grant date

j. number of granted shares multiplied by the fair value of the stock options on the grant date

Grant of stock options – expected for the current fiscal year (2023)

Series 10
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Grant date	05/31/2023	05/31/2023
Number of granted options	137,372	364,094
Final vesting date	05/31/2026	05/31/2026
Final date to exercise the options	11/31/2026	11/31/2026
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.
Number of granted shares multiplied by the fair value of the options on the grant date	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.

71

Grant of stock options – fiscal year ended 2022

Series B9
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	2	3
Grant date	05/31/2022	05/31/2022
Number of granted options	250,888	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	17.67	17.67
Number of granted shares multiplied by the fair value of the options on the grant date	R$4,433,191.96	R$3,141,779.01

Series C9
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Grant date	05/31/2022	05/31/2022
Number of granted options	77,196	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	180 days	180 days
Fair value of the options on the grant date	7.68	7.68
Number of granted shares multiplied by the fair value of the options on the grant date	R$592,865.28	R$1,365,527.04

72

Grant of stock options – fiscal year ended 2021

Series B7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	2.00	2.83
Grant date	01/01/2021	01/31/2021
Number of granted options	193,466	29,552
Final vesting date	06/01/2023	06/01/2023
Final date to exercise the options	11/30/2023	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	R$72.68	R$72.68
Number of granted shares multiplied by the fair value of the options on the grant date	R$14,061,108.88	R$2,147,839.36
Series C7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	N/A	2.83
Grant date	N/A	01/31/2021
Number of granted options	N/A	29,552
Final vesting date	N/A	06/01/2023
Final date to exercise the options	N/A	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	180 days
Fair value of the options on the grant date	N/A	R$31.15
Number of granted shares multiplied by the fair value of the options on the grant date	N/A	R$920,544.80

73

Grant of stock options – fiscal year ended 2020

Not applicable, as in the fiscal year ended December 31, 2020 no stock options were granted under the Compensation Plan or the Stock Option Plan.

74

8.7. In regard to the open options of the board of directors and the board of officers at the end of the last fiscal year, prepare a table with the following content:

a. body

b. total number of members

c. number of paid members

d. in relation to the options not yet exercisable

i. amount

ii. date on which they will become exercisable

iii. maximum period for exercising the options

iv. restriction period for the transfer of shares

v. weighted average exercise price

vi. fair value of options on the last day of the fiscal year

e. in relation to exercisable options

i. amount

ii. maximum period for exercising the options

iii. restriction period for the transfer of shares

iv. weighted average exercise price

v. fair value of options on the last day of the fiscal year

f. fair value of total options on the last day of the fiscal year

Granted Options at the end of the social exercise of 2022

Series B9
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	2	4
Grant date	05/31/2022	05/31/2022
Number of granted options	250,888	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	17.67	17.67
Number of granted shares multiplied by the fair value of the options on the grant date	R$4,433,191.96	R$3,141,779.01

75

Series C9
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Grant date	05/31/2022	05/31/2022
Number of granted options	77,196	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	180 days	180 days
Fair value of the options on the grant date	17.67	17.67
Number of granted shares multiplied by the fair value of the options on the grant date	R$592,865.28	R$1,365,527.04

Granted Options at the end of the social exercise of 2021

Series B7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	2.00	2.83
Grant date	01/01/2021	01/31/2021
Number of granted options	193,466	29,552
Final vesting date	06/01/2023	06/01/2023
Final date to exercise the options	11/30/2023	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	R$ 72.68	R$ 72.68
Number of granted shares multiplied by the fair value of the options on the grant date	R$14,061,108.88	R$2,147,839.36

76

Series C7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	N/A	2.83
Grant date	N/A	01/31/2021
Number of granted options	N/A	29,552
Final vesting date	N/A	06/01/2023
Final date to exercise the options	N/A	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	180 days
Fair value of the options on the grant date	N/A	R$ 31.15
Number of granted shares multiplied by the fair value of the options on the grant date	N/A	R$920,544.80

77

8.8. In regard to the stock options exercised relating to the stock-based compensation of the board of directors and statutory board of executive officers, in the last 3 fiscal years, prepare a table with the following information:

a.	body
b.	total number of members
c.	number of paid members
d.	number of shares
e.	weighted average exercise price
f.	weighted average market price of the shares under the exercised stock options
g.	total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options

The following tables set forth the stock options exercised and the shares delivered to the members of the Board of Directors and Board of Executive Officers of the Company in fiscal years 2022, 2021 and 2020.

Stock options exercised relating to stock-based compensation – fiscal year ended December 31, 2022

Series B6
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	2	3
Number of shares	83,431	16,475
Weighted average exercise price	R$0.01	R$0.01
Weighted average market price of the shares under the exercised stock options	R$88.26	R$88.26
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	R$7,363,620.06	R$ 1,454,083.50

78

Series C6
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	2
Number of shares	11,974	17,704
Weighted average exercise price	R$17.39	R$17.39
Weighted average market price of the shares under the exercised stock options	R$70.88	R$70.88
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	R$848,717.12	R$1,254,859.52

Stock options exercised relating to stock-based compensation – fiscal year ended December 31, 2021

Series B5
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	0	3
Number of shares	0	68,602
Weighted average exercise price	-	R$0.01
Weighted average market price of the shares under the exercised stock options	-	R$84.24
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$5,778,346.46

79

Series C5
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	0	3
Number of shares	0	68,602
Weighted average exercise price	-	R$62.61
Weighted average market price of the shares under the exercised stock options	-	R$84.24
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$1,456,420.46

Stock options exercised relating to stock-based compensation – fiscal year ended December 31, 2020

Series B4
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12.50	4.58
Number of paid members	0	3
Number of shares	0	43,302
Weighted average exercise price	-	R$0.01
Weighted average market price of the shares under the exercised stock options	-	67.33
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$2,915,090.64

80

Series C4
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12.50	4.58
Number of paid members	0	3
Number of shares	0	43,302
Weighted average exercise price	-	R$56.78
Weighted average market price of the shares under the exercised stock options	-	67.33
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$456,836.10

81

8.9. In regard to stock-based compensation, in the form of shares to be directly delivered to beneficiaries, recognized in the result of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. potential dilution in case of grant of all shares to beneficiaries

Not applicable, considering that there were no deliveries of shares relating to the stock-based compensation of the Company in the last 3 (three) fiscal years and there is no expectation of direct delivery of shares to members of management during the current fiscal year (2023).

82

8.10. In regard to each grant of shares occurred in the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. grant date

e. number of shares granted

f. maximum period for the delivery of shares

g. lock-up period regarding the transfer of shares

h. fair value of the shares on the grant date

i. number of shares granted multiplied by the fair value of the shares on the grant date

Not applicable, considering that there were no deliveries of shares relating to the stock-based compensation of the Company in the last 3 (three) fiscal years and there is no expectation of direct delivery of shares to members of management during the current fiscal year (2023).

83

8.11. In regard to shares delivered relating to the stock-based compensation of the board of directors and statutory board of executive officers in the last 3 fiscal years, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. number of shares

e. weighted average acquisition price

f. weighted average market price of the acquired shares

g. the total number of acquired shares multiplied by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

Not applicable, considering that there were no deliveries of shares relating to the stock-based compensation of the Company in the last 3 (three) fiscal years and there is no expectation of direct delivery of shares to members of management during the current fiscal year (2023).

84

8.12. Summary description of the information required to understand the data disclosed in items 8.5 to 8.11, such as an explanation about the pricing method used to determine the value of the shares and stock options, indicating, at least:

a. pricing model

The fair value of each granted stock option is estimated on the grant date using the Black-Scholes-Merton pricing model for stock options, as better explained in item (b) below.

b. data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, life period of the stock option, expected dividends and the risk-free interest rate

The fair value of each granted stock option is estimated on the grant date using the Black-Scholes-Merton pricing model for stock options. Considering the stock options granted in 2022, we have:

On the grant date
Weighted average price of the shares (per share), based on the average price of the last 20 trading sessions in relation to the grant date	Series B3: R$46.51 Series C3: R$46.51 Series B4: R$70.98 Series C4: R$70.98 Series B5: R$78.26 Series C5: R$78.26 Series B6: R$88.27 Series C6: R$88.27 Series B7: R$63.97 Series C7: R$63.97

85

Exercise price

Series B3: R$0.01

Series C3: R$37.21

Series B4: R$0.01

Series C4: R$56.78*

Series B5: R$0.01

Series C5: R$62.61*

Series B6: R$0.01

Series C6: R$70.62*

Series B7: R$0.01

Series C7: R$51.18*

Series B9: R$0.01

Series C9: R$17.28*

Expected updated volatility	43.48%
Life period of the stock options	3 years
Expected dividends	3.58%
Risk-free interest rate	13.75%
Fair value of the stock option on the grant date (per stock option)	See item 8.7 above

*Considering that on December 31, 2020 the stock split of Sendas Distribuidora S.A. was approved, and this transaction resulted in a proportional decrease in the market value of the shares of the Company, the meeting of the Board of Directors of the Company held on June 1, 2021 rectified the definition of closing price in the trading session of March 1, 2021 regarding the shares of the Company to make the proportional adjustment in the exercise price of the stock options granted under the Stock Option Plan of the Company, in relation to the C4, C5, C6 and C7 series, as follows:

Series C4 --- R$13.98

Series C5 --- R$15.42

Series C6 --- R$17.39

Series C7 --- R$12.56

The fair value of each granted stock option is estimated on the grant date using the Black & Scholes pricing model for stock options, considering the following assumptions for series B6 and C6: (a) expected dividends of 0.67%; (b) expected volatility of approximately 32.74%; and (c) weighted average risk-free interest rate of 7.32%

The fair value of each granted stock option is estimated on the grant date using the Black & Scholes pricing model for stock options, considering the following assumptions for series B7 and C7: (a) expected dividends of 1.61%; (b) expected volatility of approximately 37.09%; (c) weighted average risk-free interest rate of 5.47%.

86

The fair value of each granted stock option is estimated on the grant date using the Black & Scholes pricing model for stock options, considering the following assumptions for series B8 and C8: (a) expected dividends of 4.50%; (b) expected volatility of approximately 43.48%; and (c) weighted average risk-free interest rate of 11.96%.

The remaining average expected life of the outstanding series as of December 31, 2022 was 2.13 (1.06 years as of December 31, 2021). The weighted average fair value of the granted stock options as of December 31, 2022 was R$12.80 (R$16.02 as of December 31, 2021).

The above changes relating to the shares refer to the shares of the Company. After the stock split of Sendas Distribuidora, and during the transition period, certain executives of the Company receive compensation in shares issued by Sendas Distribuidora, recorded as expense. Changes in the number of granted stock options, the weighted average exercise price and the weighted average remaining period are set forth in the table below:

c. method used and assumptions adopted to incorporate the expected effects of the early exercise

Anticipated fiscal years as a result of involuntary termination of office, death or disability of the beneficiary, as well as a result of corporate events, are not taken into account for purposes of pricing of stock options.

The Company adopts the assumption that the stock options will be exercised from the moment they become exercisable. Accordingly, the life period of the stock options adopted in the calculation is 3 years, in accordance with the grant series and the corresponding grace periods.

d. form of determination of the expected volatility

For the calculation of the expected volatility, the Company uses the standard deviation of the natural logarithms of historical daily changes in the price of the shares issued by the Company, in accordance with the effectiveness period of the stock options.

87

e. if any other characteristic of the stock option was incorporated in the measurement of its fair value

The Company understands that there are no other additional characteristics to be informed in this item. All material characteristics related to the Stock Option Plan and Compensation Plan are described and considered in this item, as well as in the previous items.

88

8.13. Inform the number of shares, membership interest (cotas) and other securities convertible into shares or membership interest (cotas) issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, that are held by members of the board of directors, statutory board of executive officers or fiscal council, grouped by body

  Shares or membership interest (cotas) directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control in February 28, 2023:

Company

Board of Directors	62,110 common shares
Board of Executive Officers	9,871 common shares
Fiscal Council	Not applicable

89

8.14. In regard to the pension plans in effect granted to the members of the board of directors and statutory executive officers, provide the following information in a table:

a. body

b. total number of members

c. number of paid members

d. name of the plan

e. number of members of management who meet the conditions to retire

f. conditions for early retirement

g. updated amount of accumulated contributions to the pension plan until the closing of the last fiscal year, less the portion related to contributions directly made by members of management

h. total accumulated amount of contributions made during the last fiscal year, less the portion related to the contributions made directly by members of management

i. if there is any possibility of early redemption and the relevant conditions

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	3
Name of the plan	Plano de Previdência Privada do Grupo Pão de Açúcar (Private Pension Plan of the Pão de Açúcar Group), contracted with Brasilprev Seguros e Previdência S.A.	Plano de Previdência Privada do Grupo Pão de Açúcar (Private Pension Plan of the Pão de Açúcar Group), contracted with Brasilprev Seguros e Previdência S.A.
Number of members of management who meet the conditions to retire	0.00	0.00

90

Conditions for early retirement

- At least 60 years of age;

- At least 10 years of employment relationship with the Pão de Açúcar Group;

- At least 5 years of contributions to the Pension Plan; and

- Termination of the employment relationship with the Pão de Açúcar Group.

- At least 60 years of age;

- At least 10 years of employment relationship with the Pão de Açúcar Group;

- At least 5 years of contributions to the Pension Plan; and

- Termination of the employment relationship with the Pão de Açúcar Group.

Updated amount of accumulated contributions until the closing of the last fiscal year, less the portion related to contributions directly made by members of management	R$5,624,128.13
Total accumulated amount of contributions made during the last fiscal year, less the portion related to the contributions directly made by members of management	R$225,661.10

91

Possibility of early redemption and the relevant conditions

Early redemption is possible, in case of termination of the employment relationship of the beneficiary with the Company. As to the redemption of the contributions made by the Company, the balance of the reserve will be released in accordance with the following proportion:

- No redemption, if the beneficiary contributed for fewer than 4 years;

- Redemption of 50% of the balance, if the beneficiary contributed for 4 to 5 years; and

- Redemption of 100% of the balance, if the beneficiary contributed for more than 5 years

Early redemption is possible, in case of termination of the employment relationship of the beneficiary with the Company. As to the redemption of the contributions made by the Company, the balance of the reserve will be released in accordance with the following proportion:

- No redemption, if the beneficiary contributed for fewer than 4 years;

- Redemption of 50% of the balance, if the beneficiary contributed for 4 to 5 years; and

- Redemption of 100% of the balance, if the beneficiary contributed for more than 5 years.

Exclusively for Statutory Executive Officers, 100% of the reserve will be released at the end of the relevant office.

92

8.15. In a table, indicate, for the last 3 fiscal years, in regard to the board of directors, statutory board of executive officers and fiscal council:

a. body

b. total number of members

c. number of paid members

d. highest amount of individual compensation

e. lowest amount of individual compensation

f. average amount of individual compensation (total compensation divided by the number of paid members)

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Number of members	4	2.83	4.58	12	9.67	12.50	3	2	2
Number of paid members	4	2.83	4.58	11	8.67	11.50	3	2	2
Highest amount of compensation (Real)	15,775,839.84	9,329,083.17	14,329,313.53	43,161,131.79	25,722,978.79	65,944,593.42	156,000	156,000.00	99,666.67
Lowest amount of compensation (Real)	4,989,097.98	911,422.79	819,045.67	224,640	53,005.79	216,000.00	138,000	46,000.00	88,166.67
Average amount of compensation (Real)	6,324,976.27	5,451,258.16	11,682,744.25	5,422,791.60	2,634,488.01	5,520,932.80	144,000	97,877.78	97,877.78

93

Notes

Statutory Board of Executive Officers
12/31/2022

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for less than 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2021

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2020

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

Board of Directors
12/31/2022

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for less than 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2021

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2020

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

94

Fiscal Council
12/31/2022

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2021

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2020

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

95

8.16. Describe the contractual arrangements, insurance policies or other instruments that structure the compensation or indemnification mechanisms for the members of management in case of removal from office or retirement, indicating the financial consequences for the issuer

At the Annual and Extraordinary Shareholders’ Meeting of the Company held on April 28, 2021, shareholders approved the amendment to the bylaws of the Company, to include an article expressly providing for the possibility of the Company entering into indemnity agreements with members of management, upon the prior approval of the Board of Directors, and provided that the minimum parameters set forth in the Bylaws are complied with.

On May 31, 2022, at the meeting of the Board of Directors of the Company, directors approved an indemnity policy providing for the general conditions of the indemnity commitments that may be entered into by the Company and members of management, including a standard draft of the indemnity agreement attached thereto.

The objective of the indemnity agreement is to indemnify and hold harmless the members of management, statutory committees and fiscal council, as well as other employees who hold management titles or perform management functions at the Company or its subsidiaries (“Beneficiaries”), in the event of any damage or loss effectively incurred by these individuals due to the regular performance of their functions. This indemnification is supplementary and is only payable after the use of the D&O insurance coverage.

Each Beneficiary must enter into the relevant indemnity agreement with the Company, and the indemnity commitment is subject to the maximum limit set forth in each agreement. Furthermore, the indemnity obligations do not include acts that have been practiced by any Beneficiary in disagreement with applicable law, the bylaws and the policies and codes of the Company, as well as in disagreement and/or non-compliance with the duties of members of management.

The full indemnity policy, as well as the indemnity agreement form attached thereto, is available at the website of the CVM and the IR website of the Company.

96

8.17. In regard to the last 3 fiscal years, and as expected for the current fiscal year, indicate the percentage of total compensation of each body recognized in the result of the issuer related to the members of the board of directors, statutory board of executive officers or fiscal council who are related parties to direct or indirect controlling shareholders, as defined by the accounting standards that provide for this matter

Body	Current fiscal year (2023)	Fiscal year 2022	Fiscal year 2021	Fiscal year 2020
Statutory Board of Executive Officers	0.00%	0.00%	0.00%	0.00%
Board of Directors	10.21%	4.38%	7.06%	3.70%
Fiscal Council	0.00%	0.00%	0.00%	0.00%

97

8.18. In regard to the last 3 fiscal years, and as expected for the current fiscal year, indicate the amounts recognized in the result of the issuer as compensation of members of the board of directors, statutory board of executive officers or fiscal council, grouped by body, for any reason other than the title they hold, for example, commissions and consulting or advisory services provided

In the fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022, no compensation was paid to the members of the board of directors, statutory board of executive officers or fiscal council for any reason other than the title they held in the management bodies of the Company.

Similarly, for the current fiscal year (2023), the Company does not expect to pay compensation to members of management for any reason other than the title they hold.

98

8.19. In regard to the last 3 fiscal years, and as expected for the current fiscal year, indicate the amounts recognized in the result of direct and indirect controlling shareholders, companies under common control and controlled companies of the issuer, including compensation of members of the board of directors, statutory board of executive officers or fiscal council of the issuer, grouped by body, specifying at which title these amounts were attributed to these individuals

In the fiscal year ended on December 31, 2022, there were no compensation amounts for members of the board of directors, statutory board or fiscal council recognized in the results of direct or indirect controlling shareholders of companies under common control and of the Company's subsidiaries.

Likewise, there is no forecast, for the current fiscal year (2023), that remuneration amounts for members of the board of directors will be recognized in the financial statements of direct or indirect controllers, companies under common control and subsidiaries of the Company, statutory board or fiscal council.

In relation to the fiscal years ended on December 31, 2021 and 2020, certain amounts of remuneration attributed according to the position held (as per the tables below) were recognized in the results of Sendas Distribuidora S.A., at the time controlled by the Company, and also in the results of Company, by consolidation. Therefore, such amounts are reflected in the remuneration informed in item 8.2 of this Reference Form.

Fiscal year ended 12.31.2021 – compensation received for the performance of the title at the issuer
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0.00	0.00	0.00	0.00
Controlled companies of the issuer	0.00	8,047,481.32	0.00	8,047,481.32
Companies under common control	0.00	0.00	0.00	0.00

99

Fiscal year ended 12.31.2020 – compensation received for the performance of the title at the issuer
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0.00	0.00	0.00	0.00
Controlled companies of the issuer	0.00	14,329,313.53	0.00	14,329,313.53
Companies under common control	0.00	0.00	0.00	0.00

100

8.20. Provide other information that the issuer deems material

The Company does not have other material information in addition to that already provided in this Chapter 8.

101

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.